As filed with the Securities and Exchange Commission on April   , 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

<u>Amendment No. 1</u>
<u>to</u>
Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Greenlane Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5099	83-0806637
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1095 Broken Sound Parkway, Suite 300
Boca Raton, FL 33487
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Aaron LoCascio
Chief Executive Officer
1095 Broken Sound Parkway, Suite 300
Boca Raton, FL 33487
(877) 292-7660
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Eric M. Hellige, Esq.	**Larry W. Nishnick, Esq.**
Jeffrey C. Johnson, Esq.	**Patrick J. O'Malley, Esq.**
Pryor Cashman LLP	**DLA Piper LLP (US)**
7 Times Square	**4365 Executive Drive, Suite 1100**
New York, New York 10036	**San Diego, California 92121**
(212) 421-4100	**(858) 677-1400**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

We also have a large base of B2C customers who we reach via our *VaporNation.com* and *VapeWorld.com* websites. While these customers are predominantly in North America, we also ship to Europe, Australia and other select regions. Our websites are among the most visited within our segment according to Alexa Traffic Rankings, and as of December 31, 2018, we ranked in the top five in 44 Google key search terms and in the top ten in 175 Google key search terms. For the year ended December 31, 2018, our websites attracted an average of over 292,000 unique monthly visitors and generated an average of more than 4,900 monthly transactions. We shipped more than 315,000 parcels to our B2C customers during the year ended December 31, 2018 and more than 180,000 parcels during the year ended December 31, 2017. In addition to our e-commerce platform, in December 2017 we opened our first retail location in the high-traffic shopping center, Chelsea Market, in New York City under our proprietary Higher Standards brand. In March 2019, we opened our second Higher Standards retail location in Atlanta's popular Ponce City Market.

For the years ended December 31, 2018 and 2017, our B2B revenues represented approximately 79.5% and 75.5%, respectively, of our net sales, our B2C revenues represented approximately 3.2% and 2.7%, respectively, of our net sales, and 14.5% and 13.7%, respectively, of our net sales were comprised of supply and packaging revenues and revenues derived from the sale and shipment of our products to the customers of third-party website operators and providing other services to our customers.

Our Suppliers. Our strong supplier relationships allow us to distribute a broad selection of in-demand premium products at attractive prices. We are the lead distributor for many of our suppliers due to our scale, nationwide footprint, leading market positions, knowledgeable professionals, high service level and strong customer relationships. We offer suppliers feedback and support through all stages of the product sale cycle, including customer service and warranty support. We are often the largest or most visible exhibitor at industry trade shows where we work closely with our premium suppliers in presenting, demonstrating and exposing their products. We believe these value-added services foster an ongoing and lasting relationship with our suppliers, and they serve as a key element of our business strategy.

We believe many of our suppliers choose us because of our track record for successfully launching and growing brands in our trade channels. For example, since our inception in 2005, we have been working with Storz & Bickel, a manufacturer of specialty vaporization products based in Germany, to launch dozens of its products in the U.S. market and have helped Storz & Bickel to grow its U.S. presence to become one of the leading vaporizer brands in our industry. In addition, in 2016, we began working with LEVO, a start-up manufacturer, to assist it in launching a newly-developed premium kitchen appliance that was designed exclusively for infusing botanicals into oil and butter. By assuming responsibility for LEVO's distribution, wholesaling, trade marketing, warranty support, customer service and web fulfillment, we have helped LEVO scale its operations, introduce new products and become a leader in its market segment.

We source our products from more than 140 suppliers, including leading vaporizer equipment manufacturers, a wide range of smaller companies that are applying breakthrough innovations for up-and-coming products and a variety of suppliers that specialize in low or no-technology industry-staple products, such as rolling papers and cleaning supplies. We have exclusive or lead distribution relationships with some of our largest suppliers, including PAX Labs, Storz & Bickel, Grenco Science, DaVinci, Banana Bros, Eyce and others. We are also one of the largest distributors of products made by JUUL Labs. Additionally, we develop and sell innovative products under our proprietary brands, such as Higher Standards, Pollen Gear, Pop Box and SnapTech. Our portfolio of highly-regarded brands helps us to attract and retain our B2B and B2C customers, which allows us to generate incremental sales opportunities.

Our Distribution Facilities. For the year ended December 31, 2018, we shipped more than 438,000 parcels comprising more than 17.1 million product units, and in the year ended December 31, 2017, we shipped more than 250,000 parcels comprising more than 4.0 million product units. To facilitate these volumes and in anticipation of future growth, we have established a network of six strategically-located distribution centers that provide full coverage of the United States and Canada and ensure timely and cost-effective transportation and delivery of our products. We estimate that, as of December 31, 2018, approximately 90% of our North American customers could be reached within two days via FedEx Ground or similar ground delivery services. Due to our mature and continuously-evolving operational efficiencies, we provide our customers with accurate transaction fulfillment, logistics and customer support services.

leveraging our existing assets and distribution facilities. Additionally, we expect that our operating margins will increase as our product mix continues to evolve to include a greater portion of our proprietary branded products. We are committed to supporting our proprietary brands, such as Higher Standards and Pollen Gear, which offer better price points and significantly higher gross margins than supplier-branded products.

Developing A World-Class Portfolio of Proprietary Brands.   We intend to develop a portfolio of our own proprietary brands, which over time should improve our blended margins and create long-term value. Our brand development will be based upon our proprietary industry intelligence that allows us to identify market opportunities for new brands and products. We plan to leverage our distribution infrastructure and customer relationships to penetrate the market quickly with our proprietary brands and to gain placement in thousands of stores. In addition, we plan to sell such products directly to consumers via the brand websites and our e-commerce properties. Our existing proprietary brands include our Higher Standards, Aerospaced, Groove and Pollen Gear brands. In May 2018, we entered into an exclusive license agreement with Keith Haring Studio to manufacture and sell consumption accessory products that will incorporate certain artwork images created by the iconic artist Keith Haring, and in July 2018, we entered into a joint venture with an affiliate of Gilbert Milam, one of the most influential celebrities in the industry today, to create, develop and market a line of consumer products to be sold under the VIBES brand name, including rolling papers and, potentially, clothing, backpacks, cases, and other smoking accessories. We are currently in the final stages of product development for some of these products. In addition, we have absorbed the Marley Natural accessory line as a house brand. In creating or acquiring our proprietary brands, we intend to stay mindful of our key supplier relationships and to identify opportunities within our product portfolio and in the market where we can introduce or acquire compelling products that do not directly compete with the products of our core suppliers. We believe that, over time, our proprietary brands will have a significant positive impact on our results of operations.

Execute on Identified Operational Initiatives.   We continue to evaluate operational initiatives to improve our profitability, enhance our supply chain efficiency, strengthen our pricing and category management capabilities, streamline and refine our marketing process and invest in more sophisticated information technology systems and data analytics. In addition, we continue to further automate our distribution facilities and improve our logistical capabilities. We believe we will continue to benefit from these and other operational improvements.

Be the Employer of Choice.   We believe our employees are the key drivers of our success, and we aim to recruit, train, promote and retain the most talented and success-driven personnel in the industry. Our size and scale enable us to offer structured training and career path opportunities for our employees, while in our sales and marketing teams, we have built a vibrant and entrepreneurial culture that rewards performance. We are committed to being the employer of choice in our industry.

Recent Developments

Flavored Vaporizer Products.   Since mid-2017, the United States Food and Drug Administration (the "FDA") has been pursuing actions to reduce tobacco-related disease and the use of combustible cigarettes, which cause the overwhelming majority of tobacco-related diseases and deaths. After reviewing the results of surveys of middle and high school students that found significant increases in the use by teens of e-cigarettes and other electronic nicotine delivery systems ("ENDS"), such as the vaporizers sold by JUUL Labs, the FDA continues to express growing concern about the popularity of JUUL products, particularly flavored products, among youth. On November 15, 2018, the FDA issued a statement in which it announced that it is directing the FDA's Center for Tobacco Products to revisit its compliance policy as it relates to ENDS products that are flavored, including all flavors other than tobacco, mint and menthol, and to implement changes that would protect teenagers by mandating that all flavored ENDS products (other than tobacco, mint and menthol) be sold only in age-restricted, in-person locations and, if sold on-line, only under heightened practices for age verification. In addition, it was announced that the FDA will pursue the removal from the market of those ENDS products that are marketed to children or are appealing to the youth market, including any products that use popular children's cartoon or animated characters, or are names of products that are names of products favored by children, such as brands of candy or soda.

On November 14, 2018, JUUL Labs announced that, in furtherance of its common goal with the FDA to prevent youth from initiating the use of nicotine, and in anticipation of the above FDA announcement, JUUL Labs plans to eliminate some of its social media accounts, including its U.S. social media accounts on Facebook and

Instagram, and it has halted most retail sales of its flavored products in the United States as part of a plan to restrict the access of its products to youth. As part of its plan, JUUL Labs indicated it will temporarily stop selling most of its flavored JUUL pods in all retail stores in the United States, including convenience stores and vape shops, and will restrict sales to adults 21 and over on its secure website. JUUL Labs also indicated that it will start accepting orders for its flavored products only from retail stores and establishments that can legally sell flavors and can implement JUUL Labs' new restricted distribution system, which initially will designate flavored JUUL products as age restricted, require an electronic scan of a customer's government-issued identification card or license verifying the purchaser's age to be 21 or more for restricted JUUL products regardless of local laws and limit the quantity of items that can be purchased at one time to prevent bulk purchases.

We expect that our sales will be adversely impacted by the U.S. restriction of sales of flavored JUUL products, at least in the near term. Flavored products manufactured by JUUL Labs represented approximately 16.2% and 4.8% of our net sales for the years ended December 31, 2018 and 2017, respectively.

Private Financings. In December 2018 and January 2019, Greenlane Holdings, LLC issued and sold $48.25 million aggregate principal amount of convertible promissory notes (the "Convertible Notes") in a private placement transaction. The Convertible Notes do not accrue interest and will automatically settle into shares of our Class A common stock in connection with the closing of this offering at a settlement price equal to 80% of the initial public offering price per share set forth on the cover page of this prospectus.

Of the net proceeds received from the issuance and sale of the Convertible Notes, approximately $18.1 million was used to redeem membership units from certain members of Greenlane Holdings, LLC, including an aggregate of approximately $15.6 million for the redemption of membership units from the Founder Members, and the balance of such net proceeds has been or will be used for general corporate purposes. The redemption of such membership units will be settled concurrently with the automatic settlement of the Convertible Notes into Class A common stock by the cancellation by Greenlane Holdings, LLC of an aggregate of 1,206,248 Common Units (the "Common Unit Redemption Settlement") held by the Members who received the redemption payments from Greenlane Holdings, LLC.

In connection with the sale of the Convertible Notes, we agreed with each purchaser of at least $5 million principal amount of the Convertible Notes to use commercially reasonable efforts to cause the managing underwriters of this offering to offer to such purchasers, on the same terms, including price per share, and subject to the same conditions as are applicable to all other purchasers of Class A common stock in this offering, the option to purchase in this offering a number of shares of Class A common stock equal to 50% of the principal amount of Convertible Notes purchased by such purchaser divided by the price per share of the Class A common stock sold in this offering, rounded down to the next whole share. All such offers will be conducted in compliance with applicable law, including all applicable federal and state securities laws and regulations.

Operating Results. We estimate that our net sales for the three months ended March 31, 2019 was between approximately $48.5 million and $50.5 million as compared to $43.3 million for the three months ended March 31, 2018. We have provided a range for these preliminary results because our financial closing procedures for the three months ended March 31, 2019 are not yet complete. These preliminary results represent our estimates only based on currently available information and do not present all necessary information for an understanding of our results of operations for the three months ended March 31, 2019.

This financial information has been prepared by and is the responsibility of our management. BDO USA, LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto, nor has BDO USA, LLP audited financial statements for the three months ended March 31, 2018. We expect to complete our unaudited financial statements for the three months ended March 31, 2019 subsequent to the completion of this offering. It is possible that we or BDO USA, LLP may identify items that require us to make adjustments to the financial information set forth above and those changes could be material. We do not intend to update the financial information set forth above prior to completion of our interim financial statements. Accordingly, undue reliance should not be placed on this preliminary estimate. This preliminary estimate is not necessarily indicative of any future period and should be read together with "Risk Factors," "Information Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," and our financial statements and related notes included elsewhere in this prospectus.

Reorganization Transactions

Prior to the completion of this offering and the Transactions described below, Greenlane Holdings, LLC was owned entirely by the Members and operated its business through itself and various wholly-owned subsidiaries. Greenlane Holdings, Inc. was incorporated as a Delaware corporation on May 2, 2018, to serve as the issuer of the Class A common stock offered in this offering.

In connection with the completion of this offering, we will consummate the following organizational transactions:

- we will amend and restate Greenlane Holdings, LLC's existing operating agreement effective as of the completion of this offering to, among other things, convert the Members' existing membership interests in Greenlane Holdings, LLC into Common Units, including unvested membership interests and profits interests into unvested Common Units, and appoint Greenlane Holdings, Inc. as the sole manager of Greenlane Holdings, LLC;

- we will amend and restate our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock and Class C common stock;

- we will issue shares of Class B common stock to the Non-Founder Members on a one-to-one basis with the number of Common Units they own, for nominal consideration, and shares of Class C common stock to the Founder Members on a three-to-one basis with the number of Common Units they own, for nominal consideration;

- we will issue 4,020,833 shares of Class A common stock to the holders of the Convertible Notes at a settlement price equal to 80% of the initial public offering price, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus;

- we will issue 666,667 shares of our Class A common stock, or 1,466,667 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, to the Members upon exchange of an equal number of Common Units, which shares will be sold by the Members as selling stockholders in this offering;

- we will issue 4,666,666 shares of our Class A common stock to the purchasers in this offering, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, and will use all of the net proceeds received by us from such issuance to acquire Common Units from Greenlane Holdings, LLC at a purchase price per Common Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, which Common Units, when added to the Common Units we receive from the selling stockholders, will collectively represent 12.9% of Greenlane Holdings, LLC's outstanding Common Units following this offering, or approximately 14.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders;

- Greenlane Holdings, LLC intends to use the proceeds from the sale of Common Units to Greenlane Holdings, Inc. as described in "Use of Proceeds," including to pay the expenses of this offering and for acquisitions of complementary businesses or assets, capital improvements to our warehouses and other facilities, capital expenditures relating to our information technology systems, and working capital and general corporate purposes;

- the Members will continue to own their Common Units not exchanged for the shares of Class A common stock to be sold by them in this offering and will have no economic interests in Greenlane Holdings, Inc. despite their ownership of Class B common stock and Class C common stock, where "economic interests" means the right to receive any distributions or dividends, whether cash or stock, nor any proceeds upon dissolution, winding up or liquidation; and

- Greenlane Holdings, Inc. will enter into (i) a Tax Receivable Agreement with Greenlane Holdings, LLC and the Members and (ii) a Registration Rights Agreement with the Members who, assuming that all of the Common Units of such Members are redeemed or exchanged for newly issued shares of Class A common stock on a one-to-one basis, will own 31,979,167 shares of Greenlane Holdings, Inc.'s Class A common stock, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, representing approximately 90.0% of the combined voting power of all of Greenlane Holdings, Inc.'s common stock, or approximately 89.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders. Although the actual timing and amount of any payments that we make to the Members under the Tax Receivable Agreement will vary, we expect those payments will be significant.

Following this offering, Common Units will be redeemable subject to contractual restrictions at the election of such Members for newly-issued shares of Class A common stock on a one-to-one basis (and their shares of Class B common stock or Class C common stock, as the case may be, will be cancelled on a one-to-one basis in the case of Class B common stock or three-to-one basis in the case of Class C common stock upon any such issuance). We will have the option to instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Greenlane Operating Agreement. Our decision to make a cash payment upon a Member's election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested.

Our corporate structure following this offering, as described above, is commonly referred to as an "Up-C" structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or "pass-through" entity, for income tax purposes following this offering. One of these benefits is that future taxable income of Greenlane Holdings, LLC that is allocated to the Members will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Members may redeem their Common Units for shares of our Class A common stock or, at our option, for cash, the Up-C structure also provides the Members with potential liquidity that holders of non-publicly-traded limited liability companies are not typically afforded. See "The Transactions" and "Description of Capital Stock."

Greenlane Holdings, Inc. will receive the same benefits as the Members on account of our ownership of Common Units in an entity treated as a partnership, or "pass-through" entity, for income tax purposes. As we redeem additional Common Units from the Members under the mechanism described above, we will obtain a step-up in tax basis in our share of Greenlane Holdings, LLC's assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We expect to enter into the Tax Receivable Agreement with Greenlane Holdings, LLC and each of the Members that will provide for the payment by us to the Members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in tax basis resulting from the redemption of Common Units and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement.

We refer to the foregoing distribution and organizational transactions collectively as the "Transactions." For more information regarding our structure after the completion of the Transactions, including this offering, see "The Transactions."

Immediately following this offering, we will be a holding company and our principal asset will be the Common Units we purchase from Greenlane Holdings, LLC. As the sole manager of Greenlane Holdings, LLC, we will operate and control all of the business and affairs of Greenlane Holdings, LLC and, through Greenlane Holdings, LLC and its subsidiaries, conduct our business. Although we will have a minority economic interest in Greenlane Holdings, LLC, we will have the sole voting interest in, and control the management of, Greenlane Holdings, LLC, and will have the obligation to absorb losses of, and receive benefits from, Greenlane Holdings, LLC that could be significant. As a result, we have determined that, after the Transactions, Greenlane Holdings, LLC will be a variable interest entity, or VIE, and that we will be the primary beneficiary of Greenlane Holdings, LLC. Accordingly, pursuant to the VIE accounting model, we will consolidate Greenlane Holdings, LLC in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Members on our consolidated financial statements.

See "Description of Capital Stock" for more information about our amended and restated certificate of incorporation and the terms of the Class A common stock, Class B common stock and Class C common stock. See "Certain Relationships and Related Party Transactions" for more information about:

- the Greenlane Operating Agreement, including the terms of the Common Units and the redemption right of the Members;
- the Tax Receivable Agreement; and
- the Registration Rights Agreement.

Corporate Structure

The following diagram shows our organizational structure after giving effect to the Transactions, including this offering, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus and no exercise by the underwriters of their option to purchase additional shares of Class A common stock:


Investors in this Offering
Founder Members
Non-Founder Members
Class A common stock
• 10.0% voting interest
• 22.6% economic interest
Greenlane Holdings, Inc. (Delaware Corporation) Issuer
Class C common stock
• 83.6% voting interest
• No economic interest
Class B common stock
• 6.3% voting interest
• No economic interest
Manager
Common Units
• 22.6% economic interest
Common Units
• No voting interest
• 63.0% economic interest
Common Units
• No voting interest
• 14.3% economic interest
Greenlane Holdings, LLC (Delaware LLC)
Warehouse Goods LLC (Delaware LLC)
Other Operating Subsidiaries
Better Life Holdings, LLC (Delaware LLC)
Pollen Gear LLC (Delaware LLC)

The Offering

Issuer in this offering . . . . Greenlane Holdings, Inc.

Class A common stock offered by us . . . . . 4,666,666 shares

Class A common stock offered by the
selling stockholders . . . . 666,667 shares

Underwriters' option to purchase additional
shares of Class A common stock. . . . . . . The selling stockholders have granted the underwriters the right to purchase up to 800,000 additional shares of Class A common stock within 30 days of the closing date of this offering. See "Underwriting."

Class A common stock to be outstanding
immediately after this offering . . . . 9,354,166 shares, representing 10.0% of the voting interest and 100% of the economic interest in us, or 10,154,166 shares, representing 11.0% voting interest and 100% of the economic interest in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Class B common stock to be outstanding
immediately after this offering . . . . 5,929,774 shares, representing 6.3% of the voting interest and no economic interest in us, or 5,817,749 shares, representing 6.3% voting interest and no economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Class C common stock to be outstanding
immediately after this offering . . . . 78,148,179 shares, representing 83.6% of the voting interest and no economic interest in us, or 76,084,254 shares, representing 82.6% voting interest and no economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Common Units of Greenlane Holdings,
LLC to be held by us immediately after
this offering . . . . 9,354,166 Common Units, representing a 22.6% economic interest in the business of Greenlane Holdings, LLC, or 10,154,166 Common Units, representing a 24.6% economic interest in the business of Greenlane Holdings, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Common Units of Greenlane Holdings,
LLC to be held by the Members after
this offering . . . . 31,979,167 Common Units, representing an 77.4% economic interest in the business of Greenlane Holdings, LLC, or 31,179,167 Common Units, representing an 75.4% economic interest in the business of Greenlane Holdings, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Ratio of shares of Class A common stock
to Common Units. . . . . Our amended and restated certificate of incorporation and the Greenlane Operating Agreement will require that we and Greenlane Holdings, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Common Units owned by us.

Ratio of shares of Class B common stock to Common Units.	Our amended and restated certificate of incorporation and the Greenlane Operating Agreement will require that we and Greenlane Holdings, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Non-Founder Members and the number of Common Units owned by the Non-Founder Members.
Ratio of shares of Class C common stock to Common Units	Our amended and restated certificate of incorporation and the Greenlane Operating Agreement will require that we and Greenlane Holdings, LLC at all times maintain a three-to-one ratio between the number of shares of Class C common stock owned by the Founder Members and the number of Common Units owned by the Founder Members.
Permitted holders of shares of Class B common stock	Only the Non-Founder Members and their permitted transferees of Common Units as described herein will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable only together with an equal number of Common Units. See "Certain Relationships and Related Party Transactions — The Transactions — Greenlane Operating Agreement."
Permitted holders of shares of Class C common stock	Only the Founder Members and their permitted transferees of Common Units as described herein will be permitted to hold shares of our Class C common stock. Shares of Class C common stock are transferable only together with the transfer of Common Units, and three shares of Class C common stock must be transferred for each Common Unit transferred. See "Certain Relationships and Related Party Transactions — The Transactions — Greenlane Operating Agreement" and "Description of Capital Stock — Class C Common Stock — Conversion."
Voting rights.	Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of 10.0% of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or 11.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
	Each share of our Class B common stock entitles its holder to one vote per share, representing an aggregate of 6.3% of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or 6.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
	Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of 83.6% of the combined voting power of our issued and outstanding common stock upon the completion of this offering, or 82.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
	All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law or our amended and restated certificate of incorporation. Upon the completion of this offering, our Class B common stock will be held exclusively by the Non-Founder Members and, following the Class C share conversion, the Founder Members and our Class C common stock will be held exclusively by the Founder Members. See "Description of Capital Stock."

Voting power of the Members after this offering	90.0%, or 89.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
Voting power of our executive officers, directors and persons holding more than 5% of our Class A, Class B or Class C common stock (other than any purchasers in this offering) after this offering	85.1%, or 84.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
Redemption rights of holders of Common Units	The Members, from time to time following the completion of this offering, may require Greenlane Holdings, LLC to redeem all or a portion of their Common Units for newly-issued shares of Class A common stock on a one-to-one basis or, at our option, a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Greenlane Operating Agreement. Our decision to make a cash payment upon a Member's redemption election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested. See "Certain Relationships and Related Party Transactions — The Transactions — Greenlane Operating Agreement." Shares of our Class B common stock and Class C common stock, as the case may be, will be cancelled, without consideration, on a one-to-one basis in the case of our Class B common stock or a three-to-one basis in the case of our Class C common stock if we, at the election of a Member, redeem or exchange Common Units of such Member pursuant to the terms of the Greenlane Operating Agreement.
Use of proceeds	We intend to use the net proceeds received by us from this offering to purchase 4,666,666 Common Units (assuming an initial offering price per share of Class A common stock in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) directly from Greenlane Holdings, LLC at a price per Common Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders, including any shares sold to the underwriters upon exercise of their right to purchase additional shares of Class A common stock. We will receive Common Units from the selling stockholders in exchange for the shares of Class A common stock to be sold by the selling stockholders in this offering.
	We intend to cause Greenlane Holdings, LLC to use the proceeds from the sale of Common Units to us to pay the expenses of this offering and for acquisitions of complementary businesses or assets, capital improvement to our, warehouses and other facilities, capital expenditures relating to our information technology systems and working capital and general corporate purposes. See "Use of Proceeds."

The shares of our Class A common stock to be outstanding after this offering include 1,466,667 shares of Class A common stock that the selling stockholders are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market, as well as the issuance of 4,020,833 shares of Class A common stock upon the automatic share settlement of the Convertible Notes, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus, and excludes:

- 31,979,167 shares of Class A common stock that may be issuable upon exercise of the Members' rights to redeem their Common Units, assuming an offering price of $15.00, the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to the cancellation of 1,206,248 Common Units as a result of the Common Unit Redemption Settlement concurrently with the automatic share settlement of the Convertible Notes; and

- 5,000,000 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, including   shares of Class A common stock issuable upon the exercise of stock options our board of directors has approved in connection with this offering (based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

The shares of Class B common stock and Class C common stock to be outstanding following this offering is based on 32,645,834 Common Units held by the Members as of December 31, 2018 after taking into account the assumptions set forth below, of which 382,272 Common Units will be subject to certain vesting conditions. The shares of Class C common stock to be outstanding following this offering is based on 26,622,706 Common Units held by the Founder Members as of December 31, 2018 after taking into account the assumptions set forth below.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

- gives effect to the Greenlane Operating Agreement, as well as the filing of our amended and restated certificate of incorporation;

- gives effect to the Transactions;

- assumes no exercise by the underwriters of their option to purchase 800,000 additional shares of Class A common stock from the selling stockholders, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus;

- includes the issuance of 4,020,833 shares of Class A common stock upon the automatic share settlement of the Convertible Notes, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus; and

- includes an aggregate of 382,272 Common Units and shares of Class B common stock, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus to be issued upon consummation of the Transactions to certain of our executive officers that are subject to certain vesting conditions and may not be redeemed for shares of Class A common stock until such vesting conditions are satisfied. See "Executive Compensation."

| | As of December 31, 2018 | | |
| | (unaudited) | | |
	Pro Forma Greenlane Holdings, LLC[(1)]	Pro Forma Greenlane Holdings, LLC, Including the Transactions, Before this Offering	Pro Forma Greenlane Holdings, LLC, Including the Transactions and this Offering
Balance Sheet Data:			
Cash.	$ 12,463,420	$ 12,463,420	$ 76,363,411
Accounts receivable, net	8,217,787	8,217,787	8,217,787
Inventories, net	29,502,074	29,502,074	29,502,074
Total current assets	62,150,170	62,150,170	123,765,738
Intangible assets, net	6,257,409	6,257,409	6,257,409
Goodwill	8,995,189	8,995,189	8,995,189
Total assets	89,562,468	89,562,468	158,668,785
Total current liabilities	30,282,836	30,282,836	30,282,836
Total liabilities.	86,945,888	86,945,888	41,490,835
Total redeemable Class B units.	16,278,190	—	—
Total members'/stockholders' equity (deficit)	(13,661,610)	2,616,580	26,482,217
Total liabilities, redeemable Class B units and members'/ stockholders' equity (deficit).	89,562,468	89,562,468	158,668,785

(1) Pro forma adjustments include the (i) the issuance of $8.05 million aggregate principal amount of additional Convertible Notes in January 2019 and subsequent redemption of membership units from members of Greenlane Holdings, LLC using a portion of the net proceeds received from the sale of such Convertible Notes, (ii) the issuance in January 2019 of new profits interest awards to former phantom equity award holders and the issuance in February 2019 of new profits interest awards to employees, and (iii) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC in January 2019.

| | Year Ended December 31, 2018 | | |
| | Pro Forma Greenlane Holdings, LLC Including Acquisition of Better Life Holdings, LLC and Pollen Gear LLC | Pro Forma Greenlane Holdings, LLC Including Acquisition of Better Life Holdings, LLC, Pollen Gear LLC, and the Transactions, Before this Offering | Pro Forma Greenlane Holdings, LLC Including Acquisition of Better Life Holdings, LLC, Pollen Gear LLC and the Transactions, Including this Offering |
	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:			
Net sales	$ 181,003,121	$ 181,003,121	$ 181,003,121
Gross profit	37,419,253	37,419,253	37,419,253
Operating expenses	40,479,657	40,479,657	40,689,657
Loss from operations.	(3,060,404)	(3,060,404)	(3,270,404)
Other expense, net.	(3,085,962)	(3,085,962)	(3,085,962)
Loss before taxes.	(6,146,366)	(6,146,366)	(6,356,366)
Net loss	(6,465,687)	(6,389,274)	(6,587,086)
Net loss attributable to non-controlling interests . .	—	(4,757,287)	(4,919,827)
Net loss attributable to Greenlane Holdings, Inc. .	—	(1,631,987)	(1,667,259)

the Payment Card Industry Data Security Standard, 02 PCIDSS. We also are subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply.

Due to our acceptance of credit cards in our e-commerce business, we are subject to the Payment Card Industry Data Security Standard, designed to protect the information of credit card users. We have had a security incident in the past, which we do not believe reached the level of a breach, that would be reportable under state laws or our other obligations; however there can be no assurance that our determination was correct. In the event our determination is challenged and found to have been incorrect, we may be subject to claims by one or more state attorneys general, federal regulators, or private plaintiffs and we may additionally be subject to claims or fines from credit associations.

We are subject to certain U.S. federal regulations relating to cash reporting.

The U.S. Bank Secrecy Act, enforced by the Financial Crimes Enforcement Network ("FinCEN"), a division of the U.S. Department of the Treasury, requires a party in trade or business to file with the U.S. Internal Revenue Service (the "IRS") a Form 8300 report within 15 days of receiving a cash payment of over $10,000. While we receive very few cash payments for the products we sell, if we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain proper inventory levels, our business could be harmed.

We purchase key products from suppliers prior to the time we receive purchase orders from customers. We do this to minimize purchasing costs, the time necessary to fill customer orders, and the risk of non-delivery. However, we may be unable to sell the products we have purchased in advance. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our business, results of operations and financial condition. Conversely, if we underestimate demand for our products or if we fail to acquire the products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Certain of our suppliers provide us with incentives and other assistance that reduce our operating costs, and any decline in these incentives and other assistance could materially harm our operating results.

Certain of our suppliers, including PAX Labs, provide us with trade credit or substantial incentives in the form of discounts, credits and cooperative advertising, among other benefits. We have agreements with many of our suppliers under which they provide us, or they have otherwise consistently provided us, with market price discounts to subsidize portions of our advertising, marketing and distribution costs based upon the amount of coverage we give to their respective products in our catalogs or other advertising and marketing mediums. Any termination or interruption of our relationships with one or more of these suppliers, or modification of the terms or discontinuance of our agreements or arrangements with these suppliers, could adversely affect our operating income and cash flow. For example, the incentives we receive from a particular supplier may be impacted by a number of events outside of our control, including acquisitions, divestitures, management changes or economic pressures affecting such supplier, any of which could materially affect or eliminate the incentives we receive from such supplier.

Our success is dependent in part upon our ability to distribute popular products from new suppliers, as well as the ability of our existing suppliers to develop and market products that meet changes in market demand or regulatory requirements.

Many of the products we sell are generally subject to rapid changes in marketplace demand or regulatory requirements. Our success is dependent, in part, upon the ability of our suppliers to develop and market products that meet these changes. Our success is also dependent on our ability to develop relationships with and sell products from new suppliers that address these changes in market demand or regulatory requirements. To the extent products that address recent changes are not available to us, or are not available to us in sufficient quantities or on acceptable terms, we could encounter increased competition, which would likely adversely affect our business, results of operations and financial condition.

distribution of our products to those states, which could have a material adverse effect on our business, results of operations and financial condition.

Certain states, provinces and cities have already restricted the use of electronic cigarettes and vaporizer products in smoke-free venues. Additional city, state, provincial or federal regulators, municipalities, local governments and private industry may enact rules and regulations restricting the use of electronic cigarettes and vaporizer products in those same places where cigarettes cannot be smoked. Because of these restrictions, our customers may reduce or otherwise cease using our vaporization products or certain other consumption accessories, which could have a material adverse effect on our business, results of operations and financial condition.

Certain provinces of Canada have passed or propose to pass legislation which will restrict the extent to which e-cigarettes, e-liquid and other vaping products may be displayed or sold. These regulations and future regulations could have a material adverse effect on our business, results of operations and financial condition.

Based on regulations surrounding health-related concerns related to the use of some of our vaporizer products, especially e-cigarettes and those used for tobacco and nicotine intake, possible new or increased taxes by government entities intended to reduce use of our products or to raise revenue, additional governmental regulations concerning the marketing, labeling, packaging or sale of some of our products, negative publicity resulting from actual or threatened legal actions against us or other companies in our industry, all may reduce demand for, or increase the cost of, certain of our products, which could adversely affect our profitability and ultimate success.

Our business depends partly on continued purchases by businesses and individuals selling or using cannabis pursuant to state laws in the United States or Canadian and provincial laws.

Because some of our B2C customers use some of the items that we sell to consume cannabis and some of our B2B customers operate in the legal national and state cannabis industry, our business depends partly on federal, state, provincial and local laws, regulations, guidelines and enforcement pertaining to cannabis. In both the United States and Canada, those factors are in flux.

United States

Currently, in the United States, 33 states and the District of Columbia permit some form of whole-plant cannabis cultivation, sales, and use for certain medical purposes ("medical states"). Ten of those states and the District of Columbia have also legalized cannabis for adults for non-medical purposes (sometime referred to as recreational use). Thirteen additional states have legalized low-tetrahydrocannabinol ("THC")/high-cannabidiol ("CBD") extracts for select medical conditions ("CBD states"). Several CBD states are considering legalizing medical cannabis, and several medical states may extend legalization to adult use.

The states' cannabis programs have proliferated and grown even though the cultivation, sale and possession of cannabis is considered illegal under U.S. federal law. Under the CSA, cannabis is a Schedule I drug, meaning that the Drug Enforcement Administration recognizes no accepted medical use for cannabis, and the substance is considered illegal under federal law.

In an effort to provide guidance to U.S. Attorneys' offices regarding the enforcement priorities associated with cannabis in the United States, the U.S. Department of Justice (the "DOJ") has issued a series of memoranda detailing its suggested enforcement approach. During the administration of former President Obama, each memorandum acknowledged the DOJ's authority to enforce the CSA in the face of state laws, but noted that the DOJ was more committed to using its limited investigative and prosecutorial resources to address the most significant threats associated with cannabis in the most effective, consistent, and rational way.

On August 29, 2013, the DOJ issued what came to be called the "Cole Memorandum," which gave U.S. Attorneys the discretion not to prosecute federal cannabis cases that were otherwise compliant with applicable state law that had legalized medical or adult-use cannabis and that have implemented strong regulatory systems to control the cultivation, production, and distribution of cannabis. The eight federal priorities were preventing:

- The distribution of cannabis to minors;

- Revenue from the sale of cannabis from going to criminal enterprises, gangs, and cartels;

Within hours of President Trump signing the Farm Bill, FDA Commissioner Scott Gottlieb issued a statement that any cannabis product, whether derived from hemp or otherwise, marketed with a disease claim (e.g., a claim of therapeutic benefit or disease prevention) must be approved by the FDA for its intended use through one of the drug approval pathways prior to it being introduced into interstate commerce. The Commissioner reiterated the FDA's position that introducing food or dietary supplements with added CBD (or THC), regardless of source, into interstate commerce is illegal under the FDCA. Although enforcement under the FDCA may be civil or criminal in nature, the FDA has thus far limited its recent enforcement against companies selling CBD products to warning letters alleging various violations of the FDCA, including that the products bear claims that render the products unapproved and misbranded new drugs, that CBD is excluded from the FDCA's definition of "dietary supplement," and that the FDCA prohibits the addition of CBD to food. The FDA also tested some of the products, and found that many did not contain the levels of CBD they claimed to contain, which could be the basis for a separate violation of the FDCA. In addition, some states have taken actions to restrict or prohibit the sale of CBD products under state law. Notably, the FDA could take similar action on products with THC if the federal government ever similarly legalized cannabis.

Until the U.S. Government changes the law with respect to cannabis, and particularly if Congress does not extend the protection of state medical cannabis programs, there is a risk that federal authorities could enforce current federal cannabis law. An increase in federal enforcement against companies licensed under state cannabis laws could negatively impact the state cannabis industries and, in turn, our revenues, profits, financial condition, and business model.

Canada

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Government of Canada introduced Bill C-45, which proposed the enactment of the *Cannabis Act* to legalize and regulate access to cannabis. The Cannabis Act proposed a strict legal framework for controlling the production, distribution, sale and possession of medical and recreational adult-use cannabis in Canada. On June 21, 2018, the Government of Canada announced that Bill C-45, received Royal Assent. On July 11, 2018, the Government of Canada published the Cannabis Regulations under the Cannabis Act. The Cannabis Regulations provide more detail on the medical and recreational regulatory regimes for cannabis, including regarding licensing, security clearances and physical security requirements, product practices, outdoor growing, security, packaging and labelling, cannabis-containing drugs, document retention requirements, reporting and disclosure requirements, the new access to cannabis for medical purposes regime and industrial hemp. The majority of the Cannabis Act and the Cannabis Regulations came into force on October 17, 2018.

While the Cannabis Act provides for the regulation by the federal government of, among other things, the commercial cultivation and processing of cannabis for recreational purposes, it provides the provinces and territories of Canada with the authority to regulate with respect to the other aspects of recreational cannabis, such as distribution, sale, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. In most provinces and territories, the minimum age is 19 years old, except for Québec and Alberta, where the minimum age is 18. Certain provinces, such as Ontario, have legislation in place that restricts the packaging of vapor products and the manner in which vapor products are displayed or promoted in stores.

The Cannabis Act is a new regime that has no close precedent in Canadian law. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, financial condition and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our B2C customers would have to pay for our product offering and adversely affect our operating results.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business, financial condition and results of operations.

We may become involved in regulatory or agency proceedings, investigations and audits.

Our business, and the business of the suppliers from which we acquire the products we sell, requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject us or such suppliers to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We or such suppliers may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm our reputation or the reputations of the brands that we sell, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management's attention and resources or have a material adverse impact on our business, financial condition and results of operations.

We may be subject to increasing international control and regulation.

The World Health Organization's Framework Convention on Tobacco Control ("FCTC") is the first international public health treaty that establishes a global agenda to reduce initiation of tobacco use and regulate tobacco in an effort to encourage tobacco cessation. Over 170 governments worldwide have ratified the FCTC, including Canada. The FCTC has led to increased efforts to reduce the supply of and demand for tobacco products and to encourage governments to further regulate the tobacco industry. The tobacco industry and others expect significant regulatory developments to take place over the next few years, driven principally by the FCTC.

If the United States becomes a signatory to the FCTC and/or national laws are enacted in the United States that reflect the major elements of the FCTC, our business, results of operations and financial condition could be materially and adversely affected. In addition, if any of our vaporization products or consumption accessories become subject to one or more of the significant regulatory initiatives proposed under the FCTC or any other international treaty, our business, results of operations and financial condition may also be materially adversely affected.

We currently distribute in select international markets and as part of our strategy, we anticipate further international expansions. Future expansions may subject us to additional or increasing international regulation, either by that country's legal requirements or through international regulatory regimes, such as the FCTC, to which those countries may be signatories.

Some Canadian provinces have restricted sales and marketing of electronic cigarettes, and other provinces are in the process of passing similar legislation. Furthermore, some Canadian provinces have limited the use of vaporizer products and electronic cigarettes in public places. As a result, we are unable to market these products in the relevant parts of Canada. These measures, and any future measures taken to limit the marketing, sale and use of vaporization products or other consumption accessories may have a material adverse effect on our business, results of operations and financial condition.

To the extent our existing or future products become subject to international regulatory regimes that we are unable to comply with or fail to comply with, they may have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risks of exchange rate fluctuations.

Currency movements and suppliers' price increases relating to currency exchange rates are significant factors affecting our cost of sales. Many of our products are purchased from suppliers located in foreign countries and we make payments for our products in numerous currencies. Thus, we bear certain foreign exchange rate risk for certain of our inventory purchases. In addition, we recently expanded our footprint in Canada, and as part of our strategy, we may undertake further international expansion. As a result, in the future, we may be more sensitive to the risks of exchange rate fluctuations, which may have a material adverse effect on our business, results of operations and financial condition.

Adverse U.S., Canadian and global economic conditions could negatively impact our business, prospects, results of operations, financial condition or cash flows.

Our business and operations are sensitive to global economic conditions. These conditions include interest rates, energy costs, inflation, international trade relationships, recession, fluctuations in debt and equity capital markets and the general condition of the U.S., Canadian and world economy. A material decline in the economic conditions affecting consumers, which cause a reduction in disposable income for the average consumer, may change consumption patterns, and may result in a reduction in spending on vaporization products and consumption accessories or a switch to cheaper products or products obtained through illicit channels. Vaporizer, electronic cigarette and e-liquid products are relatively new to market and may be regarded by consumers as a novelty item and expendable. As such, demand for our vaporizer products may be particularly sensitive to economic conditions such as inflation, recession, high energy costs, unemployment, changes in interest rates and money supply, changes in the political environment and other factors beyond our control, any combination of which could result in a material adverse effect on our business, results of operations and financial condition.

We are required to comply with laws and regulations in other countries and are exposed to business risks associated with our international operations.

For the years ended December 31, 2018 and 2017, we derived 10.4% and 9.4%, respectively, of our net sales from outside the United States, primarily in Canada. We intend to increase our Canadian and other international sales, both as to the dollar amount and as a percentage of our net sales and operations in the future. As a result, we are subject to numerous evolving and complex laws and regulations which apply, among other things, to financial reporting standards, corporate governance, data privacy, tax, trade regulations, export controls, competitive practices, labor, health and safety laws, and regulations in each jurisdiction in which we operate. We are also required to obtain permits and other authorizations or licenses from governmental authorities for certain of our operations and we or our suppliers' must protect our intellectual property worldwide. In the jurisdictions in which we operate, we need to comply with various standards and practices of different regulatory, tax, judicial and administrative bodies.

There are a number of risks associated with international business operations, including political instability (e.g., the threat of war, terrorist attacks or civil unrest), inconsistent regulations across jurisdictions, unanticipated changes in the regulatory environment, and import and export restrictions. Any of these events may affect our employees, reputation, business or financial results as well as our ability to meet our objectives, including the following international business risks:

- negative economic developments in economies around the world and the instability of governments, or the downgrades in the debt ratings of certain major economies;

- social and political instability;

- complex regulations governing certain of our products;

- potential terrorist attacks;

- adverse changes in governmental policies, especially those affecting trade, tariffs and investment;

- foreign currency exchange, particularly with respect to the Canadian Dollar, Euro, British Pound Sterling and Australian dollar; and

- threats that our operations or property could be subject to nationalization and expropriation.

Two of our senior executives, Aaron LoCascio and Adam Schoenfeld, have control over all stockholder decisions because collectively they control a substantial majority of the combined voting power of our common stock. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Chief Executive Officer, Aaron LoCascio, and our Chief Strategy Officer, Adam Schoenfeld, are senior executives and board members, and they and their affiliates will beneficially own 100% of our Class C common stock and thereby collectively control approximately 83.6% of the combined voting power of our common stock (or 82.6% if the underwriters exercise their option to purchase additional shares in full from the selling stockholders) after the completion of this offering and the application of the net proceeds from this offering.

As a result, Messrs. LoCascio and Schoenfeld will have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of us and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of minority stockholders. This concentration of voting power with Messrs. LoCascio and Schoenfeld may have a negative impact on the price of our Class A common stock.

As our Chief Executive Officer, Mr. LoCascio has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As members of our board of directors, Messrs. LoCascio and Schoenfeld owe fiduciary duties to our company, including those of care and loyalty, and must act in good faith and with a view to the interests of the corporation. However, Delaware law provides that a director or officer shall not be personally liable to a corporation for a breach of fiduciary duty except for an act or omission constituting a breach and which involves intentional misconduct, fraud or a knowing violation of law. In addition, a director or officer is entitled to a presumption that he or she acted in good faith, on an informed basis and with a view to the interests of the corporation, and is not individually liable unless that presumption is found by a trier of fact to have been rebutted. As a stockholder, even a controlling stockholder, each of Messrs. LoCascio and Schoenfeld is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally. Because Messrs. LoCascio and Schoenfeld hold their economic interest in our business through Greenlane Holdings, LLC, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, Messrs. LoCascio and Schoenfeld may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions — The Transactions — Tax Receivable Agreement." In addition, the significant ownership of Messrs. LoCascio and Schoenfeld in us and their resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Under certain circumstances, redemptions of Common Units by Members will result in dilution to the holders of our Class A common stock.

Redemptions of Common Units by Members in accordance with the terms of the Greenlane Operating Agreement will result in a corresponding increase in our membership interest in Greenlane Holdings, LLC, increase in the number of shares of Class A common stock outstanding and decrease in the number of shares of Class B common stock or Class C common stock outstanding. In the event that Common Units are exchanged at a time when Greenlane Holdings, LLC has made cash distributions to Members, including our company, and we have accumulated such distributions and neither reinvested them in Greenlane Holdings, LLC in exchange for additional Common Units nor distributed them as dividends to the holders of our Class A common stock, the holders of our Class A common stock would experience dilution with respect to such accumulated distributions.

As a controlled company, we will be exempt from certain Nasdaq Marketplace Rules, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While we intend to have a majority of independent directors, our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Marketplace Rules.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our Class A common stock. Such a de-listing would likely have a negative effect on the price of our Class A common stock and would impair your ability to sell or purchase our Class A common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq Marketplace Rules, but our Class A common stock may not be listed again, stabilize the market price or improve the liquidity of our Class A common stock, prevent our Class A common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq Marketplace Rules.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. While we have applied to list our Class A common stock on Nasdaq, an active trading market for our Class A common stock may not develop or be maintained. Active trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering. The following factors could affect our stock price:

- our operating and financial performance;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- strategic actions by our competitors or our suppliers;

- product recalls or product liability claims;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- liquidity and activity in the market for our Class A common stock;

- speculation in the press or investment community;

- sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles;

- additions or departures of key management personnel;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

us to attract and retain qualified members to our board of directors in the future, particularly to serve on our audit committee, and qualified executive officers.

As an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and rules and regulations of the SEC thereunder, which we refer to as Section 404) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an "emerging growth company" for up to five years, although we may cease to be an "emerging growth company" earlier under certain circumstances. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

New investors purchasing our Class A common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our Class A common stock. If you purchase Class A common stock in this offering, you will incur immediate dilution of approximately $12.53 in net tangible book value per share of Class A common stock, based on the initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. In addition, the number of shares available for issuance under our 2019 Equity Incentive Plan will increase annually without further board of directors or stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See "Dilution."

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

While our predecessor, Greenlane Holdings, LLC, as a pass-through entity for tax purposes, has historically made distributions to members for tax purposes, we do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if you sell our Class A common stock after our stock price appreciates.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, the Members of Greenlane Holdings, LLC may redeem their Common Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 10,154,166 outstanding shares of Class A common stock, 5,817,749 outstanding shares of Class B common stock and 76,084,254 outstanding shares of Class C common stock, assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus. This number includes 1,466,667 shares of Class A common stock that the selling stockholders are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market, as well as 4,020,833 shares of Class A common stock that will be issued upon the automatic share settlement of the Convertible Notes, assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus. Following the completion of this offering, the Founder Members will own shares of Class C common stock, which will be exchangeable for 26,049,393 shares of Class A common stock, assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus in connection with a redemption of the corresponding Common Units, representing approximately 63.0% of our total outstanding common stock (or 25,361,418 shares of Class C common stock, which will be exchangeable for shares of Class A common stock in connection with a redemption of the corresponding Common Units, assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus representing approximately 61.4% of our total outstanding common stock if the underwriters' option to purchase additional shares is exercised in full). In addition, following the completion of this offering, the Non-Founder Members will own 5,929,774 shares of Class B common stock (including 382,272 shares subject to vesting), assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus, which will be exchangeable for shares of Class A common stock in connection with a redemption of the corresponding Common Units, representing approximately 14.3% of our total outstanding Class A common stock (or 5,817,749 shares of Class B common stock, which will be exchangeable for 5,817,749 shares of Class A common stock, assuming an initial offering price at the midpoint of the price range set forth on the cover page of this prospectus in connection with a redemption of the corresponding Common Units, representing approximately 14.1% of our total outstanding Class A common stock if the underwriters' option to purchase additional shares from the selling stockholders is exercised in full). All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future. We will be party to a registration rights agreement between us and the Members, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the Underwriting Agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions — The Transactions — Registration Rights Agreement."

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

Our executive officers and directors and our significant stockholders, including all of the Members and the holders of shares of Class A common stock issued upon the conversion of the Convertible Notes, have entered into lock-up agreements with respect to their Class A common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. The underwriters at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreement are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our stock will depend in part on the research and reports that securities or industry analysts publish about us or our industry. We currently do not, and in the future may not, have research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price could decline as a result. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The terms and covenants relating to our existing credit facility could adversely impact our financial performance and liquidity.

Our existing credit facility contains covenants requiring us to, among other things, provide financial and other information reporting and to provide notice upon the occurrence of certain events affecting our company or our business. These covenants also place restrictions on our ability to incur additional indebtedness, make investments and loans, and enter into certain transactions, including selling assets, engaging in mergers or acquisitions, or engaging in transactions with affiliates. If we fail to satisfy one or more of the covenants under our credit facility, we would be in default thereunder, and may be required to repay such debt with capital from other sources or otherwise not be able to draw down against our line of credit. Under such circumstances, due to the industry in which we operate, we may have difficulty in locating another commercial lender that would be willing to extend credit to our company, and other sources of capital may not be available to us on reasonable terms or at all.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an "emerging growth company," as more fully described in these Risk Factors, we shall also be required to comply with Section 404. At such time we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We have broad discretion in the use of proceeds from this offering.

The net proceeds of this offering will be allocated to the potential acquisitions of complementary products, technologies and businesses, the purchase of additional inventory, additions and improvements to our internal infrastructure, the implementation of various sales and marketing initiatives, and to general corporate purposes. Within those categories, our board of directors and management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our board of directors and our management with respect to the use of proceeds with only limited information concerning our specific intentions.

Anti-takeover provisions in our certificate of incorporation and amended and restated bylaws and Delaware law could discourage a takeover.

Our amended and restated certificate of incorporation and amended and restated bylaws, as adopted in connection with this offering, will contain provisions that might enable our management to resist a takeover. These provisions include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

- advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholder's notice;

- restrictions on the transfer of our outstanding shares of Class B common stock and Class C common stock, which shares will represent 90.0% of the voting rights of our capital stock following this offering, or 89.0% of the voting rights if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

- a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

- the inability of our stockholders to act by written consent;

- a requirement that the authorized number of directors may be changed only by resolution of the board of directors;

- allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;

THE TRANSACTIONS

Existing Organization

Prior to the completion of this offering and the organizational transactions described below, the Members are the only members of Greenlane Holdings, LLC. Greenlane Holdings, LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of Greenlane Holdings, LLC's members.

Greenlane Holdings, Inc. was incorporated as a Delaware corporation on May 2, 2018 to serve as the issuer of the Class A common stock offered hereby.

Transactions

In connection with the completion of this offering, we will consummate the following organizational transactions:

- we will amend and restate Greenlane Holdings, LLC's existing operating agreement effective as of the completion of this offering to, among other things, convert the Members' existing membership interests in Greenlane Holdings, LLC into Common Units, including unvested membership interests and profits interests into unvested Common Units, and appoint Greenlane Holdings, Inc. as the sole manager of Greenlane Holdings, LLC;

- we will amend and restate our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock and Class C common stock;

- we will issue 6,023,128 shares of Class B common stock to the Non-Founder Members on a one-to-one basis with the number of Common Units they own, for nominal consideration, and shares of Class C common stock to the Founder Members on a three-to-one basis with the number of Common Units they own, for nominal consideration;

- we will issue 4,020,833 shares of Class A common stock to the holders of the Convertible Notes at a settlement price equal to 80% of the initial public offering price, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus;

- we will issue 666,667 shares of our Class A common stock, or 1,466,667 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, to the Members upon exchange of an equal number of Common Units, which shares will be sold by the Members as selling stockholders in this offering;

- we will issue 4,666,666 shares of our Class A common stock to the purchasers in this offering, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, and will use all of the net proceeds received by us from such issuance to acquire Common Units from Greenlane Holdings, LLC at a purchase price per Common Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, which Common Units, when added to the Common Units we receive from the selling stockholders, will collectively represent 12.9% of Greenlane Holdings, LLC's outstanding Common Units following this offering, or approximately 14.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders;

- Greenlane Holdings, LLC intends to use the proceeds from the sale of Common Units to Greenlane Holdings, Inc. as described in "Use of Proceeds," including to pay the expenses of this offering and for acquisitions of complementary businesses or assets, capital improvements to our warehouses and other facilities, capital expenditures relating to our information technology systems, and working capital and general corporate purposes;

- the Members will continue to own their Common Units not exchanged for the shares of Series A common stock to be sold by them in this offering and will have no economic interests in Greenlane Holdings, Inc. despite their ownership of Class B common stock and Class C common stock, where "economic interests" means the right to receive any distributions or dividends, whether cash or stock, in connection with their common stock; and

- Greenlane Holdings, Inc. will enter into (i) a Tax Receivable Agreement with Greenlane Holdings, LLC and the Members and (ii) a Registration Rights Agreement with the Members who, assuming that all of the Common Units of such Members are redeemed or exchanged for newly-issued shares of Class A common stock on a one-to-one basis, will own 31,979,167 shares of Greenlane Holdings, Inc.'s Class A common stock, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, representing approximately 90.0% of the combined voting power of all of Greenlane Holdings, Inc.'s common stock, or approximately 89.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders. Although the actual timing and amount of any payments that we make to the Members under the Tax Receivable Agreement will vary, we expect those payments will be significant.

Following this offering, Common Units will be redeemable at the election of such Members for newly-issued shares of Class A common stock on a one-to-one basis (and their shares of Class B common stock or Class C common stock, as the case may be, will be cancelled on a one-to-one basis in the case of Class B common stock or three-to-one basis in the case of Class C common stock upon any such issuance). We will have the option to instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Greenlane Operating Agreement. Our decision to make a cash payment upon a Member's election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested.

Our corporate structure following this offering, as described above, is commonly referred to as an "Up-C" structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or "pass-through" entity, for income tax purposes following this offering. One of these benefits is that future taxable income of Greenlane Holdings, LLC that is allocated to the Members will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Members may redeem their Common Units for shares of our Class A common stock or, at our option, for cash, the Up-C structure also provides the Members with potential liquidity that holders of non-publicly-traded limited liability companies are not typically afforded. See "Description of Capital Stock."

Greenlane Holdings, Inc. will receive the same benefits as the Members because of our ownership of Common Units in an entity treated as a partnership, or "pass-through" entity, for income tax purposes. As we redeem additional Common Units from the Members under the mechanism described above, we will obtain a step-up in tax basis in our share of Greenlane Holdings, LLC's assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We expect to enter into the Tax Receivable Agreement with Greenlane Holdings, LLC and each of the Members that will provide for the payment by us to the Members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in tax basis resulting from the redemption of Common Units and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement.

For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions."

Organizational Structure Following this Offering

Immediately following the completion of the Transactions, including this offering and assuming an offering price of $15.00, the midpoint of the price range set forth on the cover page of this prospectus:

- we will be a holding company and our principal asset will be Common Units;

- we will be the sole manager of Greenlane Holdings, LLC and will control the business and affairs of Greenlane Holdings, LLC and its subsidiaries;

- our amended and restated certificate of incorporation and the Greenlane Operating Agreement will require that (i) we at all times maintain a ratio of one Common Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) Greenlane Holdings, LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Common Units owned by us, (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Non-Founder Members and the number of Common Units owned by the Non-Founder Members, and (z) a three-to-one ratio between the number of shares of Class C common stock owned by the Founder Members and their affiliates and the number of Common Units owned by the Founder Members and their affiliates;

- we will own 9,354,166 Common Units representing 22.6% of the economic interest in Greenlane Holdings, LLC, or 10,154,166 Common Units representing 24.6% of the economic interest in Greenlane Holdings, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock, where "economic interests" means the right to receive any distributions, whether cash, property or securities of Greenlane Holdings, LLC, in connection with Common Units;

- the purchasers in this offering (i) will own 5,333,333 shares of Class A common stock, representing approximately 5.7% of the combined voting power of all of our common stock, or approximately 6.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, (ii) will own 100% of the economic interest in us, and (iii) through our ownership of Common Units, indirectly will hold approximately 12.9% of the economic interest in Greenlane Holdings, LLC, or 14.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

- the Non-Founder Members will own (i) 5,929,774 Common Units, of which 382,272 Common Units will be subject to certain vesting conditions (the "Non-Vested Common Units"), representing 14.3% of the economic interest in Greenlane Holdings, LLC, or 14.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) through their ownership of Class B common stock, approximately 6.3% of the voting power in Greenlane Holdings, Inc., or approximately 6.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

- the Founder Members will own (i) 26,049,393 Common Units, representing 63.0% of the economic interest in Greenlane Holdings, LLC, or 61.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) through their ownership of Class C common stock, approximately 83.6% of the voting power in Greenlane Holdings, Inc., or approximately 82.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

- following the offering, each Common Unit, other than the Non-Vested Common Units, held by the Members will be immediately redeemable, at the election of such Members, for newly-issued shares of Class A common stock on a one-for-one basis or, at our option, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Greenlane Operating Agreement. See "Certain Relationships and Related Party Transactions — The Transactions — Greenlane Operating Agreement." Our decision to make a cash payment upon a Member's election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested. Shares of our Class B common stock and Class C common stock, as the case may be, will be cancelled on a one-to-one or a three-to-one basis, respectively, if we, at the election of a Member, redeem or exchange Common Units of such Member pursuant to the terms of the Greenlane Operating Agreement; and

- the Members collectively (i) will own Class B common stock and Class C common stock representing approximately 90.0% of the combined voting power of all of our common stock, or approximately 89.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) will own 77.4% of the economic interest in Greenlane Holdings, LLC, or 75.4%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, representing a direct interest through the Members' ownership of Common Units.

As the sole manager of Greenlane Holdings, LLC, we will operate and control all of the business and affairs of Greenlane Holdings, LLC, and, through Greenlane Holdings, LLC and its subsidiaries, conduct our business. Although we will have a minority economic interest in Greenlane Holdings, LLC, we will have the sole voting interest in, and control the management of, Greenlane Holdings, LLC, and will have the obligation to absorb losses of, and receive benefits from, Greenlane Holdings, LLC, that could be significant. As a result, we have determined that, after the Transactions, Greenlane Holdings, LLC will be a variable interest entity, or VIE, and that we will be the primary beneficiary of Greenlane Holdings, LLC. Accordingly, pursuant to the VIE accounting model, we will consolidate Greenlane Holdings, LLC in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Members on our consolidated financial statements. We will have a board of directors and executive officers, but will have no employees. The business operating functions of all of our employees are expected to reside at Greenlane Holdings, LLC or its subsidiaries.

The following diagram shows our organizational structure after giving effect to the Transactions, including this offering, assuming an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus and no exercise by the underwriters of their option to purchase additional shares of Class A common stock:


Investors in this Offering
Class A common stock
• 10.0% voting interest
• 22.6% economic interest
Founder Members
Non-Founder Members
Greenlane Holdings, Inc. (Delaware Corporation) Issuer
Class C common stock
• 83.6% voting interest
• No economic interest
Class B common stock
• 6.3% voting interest
• No economic interest
Manager
Common Units
• 22.6% economic interest
Common Units
• No voting interest
• 63.0% economic interest
Common Units
• No voting interest
• 14.3% economic interest
Greenlane Holdings, LLC (Delaware LLC)
Warehouse Goods LLC (Delaware LLC)
Other Operating Subsidiaries
Better Life Holdings, LLC (Delaware LLC)
Pollen Gear LLC (Delaware LLC)

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of Class A common stock in this offering will be approximately $63,899,991, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $1,200,000 payable by us.

The selling stockholders expect to receive net proceeds of approximately $9,300,005 from the sale of shares of Class A common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions payable by the selling stockholders (or if the underwriters exercise in full their over-allotment option, we estimate that the selling stockholders will receive net proceeds of approximately $20.5 million). We will not receive any proceeds from the sale of shares by the selling stockholders, including any shares sold to the underwriters upon exercise of their right to purchase additional shares of Class A common stock. See "Principal and Selling Stockholders."

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $14.0 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

We intend to use the net proceeds to us from this offering to purchase 4,666,666 Common Units (assuming an initial offering price per share of Class A common stock in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) directly from Greenlane Holdings, LLC at a purchase price per Common Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions.

We intend to cause Greenlane Holdings, LLC to use the proceeds it receives to pay the expenses of this offering, which are estimated to be approximately $1,200,000. We also intend to cause Greenlane Holdings, LLC to use approximately $2.0 million of the net proceeds from this offering for capital improvements to our warehouses and other facilities and for capital expenditures relating to our information technology systems. We intend to cause Greenlane Holdings, LLC to use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including to fund possible investments in, and acquisitions of, complementary companies or their assets, businesses, partnerships, minority investments, products or technologies. However, we currently have no commitments or agreements regarding any such acquisitions or investments.

While we intend to allocate the net funds available to Greenlane Holdings, LLC for the purposes outlined above, there may be circumstances under which, for sound business reasons, a reallocation of funds may be necessary. As a result, our board of directors and management will retain broad discretion over the allocation of the net proceeds of this offering. See "Risk Factors."

Until we use the net proceeds of this offering in our business, such funds will be managed through a treasury management program under the supervision of our Chief Financial Officer and invested in short-term, interest-bearing investments, which may include interest-bearing bank accounts, money market funds, certificates of deposit and U.S. government securities.

In addition, in an effort to reduce our interest expense on our bank line of credit, we may use such net proceeds to repay all or a portion of our borrowings under our line of credit, but only if we will be permitted under our line of credit to re-borrow such amounts, and to use such funds when required for one or more of the purposes outlined above.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of December 31, 2018 of:

- Greenlane Holdings, LLC and its subsidiaries on an actual basis;

- Greenlane Holdings, LLC and its subsidiaries on a pro forma basis after giving effect to (i) the issuance in January 2019 of $8.05 million aggregate principal amount of additional Convertible Notes and subsequent redemption of membership units from members of Greenlane Holdings, LLC using a portion of the net proceeds received from the sale of such Convertible Notes, (ii) the issuance in January 2019 of new profits interest awards to former phantom equity award holders and the issuance in February 2019 of new profits interest awards to employees, and (iii) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC in January 2019;

- Greenlane Holdings, Inc. and its subsidiaries on a pro forma basis after giving effect to (i) the issuance in January 2019 of $8.05 million aggregate principal amount of additional Convertible Notes and subsequent redemption of membership units from members of Greenlane Holdings, LLC using a portion of the net proceeds received from the sale of such Convertible Notes, (ii) the issuance in January 2019 of new profits interest awards to former phantom equity award holders and the issuance in February 2019 of new profits interest awards to employees, and (iii) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC, in January 2019 and (iv) the organizational transactions described under "The Transactions", excluding this offering, and

- Greenlane Holdings, Inc. and its subsidiaries on a pro forma after giving effect to (i) the issuance in January 2019 of $8.05 million aggregate principal amount of additional Convertible Notes and subsequent redemption of membership units from members of Greenlane Holdings, LLC using a portion of the net proceeds received from the sale of such Convertible Notes, (ii) the issuance in January 2019 of new profits interest awards to former phantom equity award holders and the issuance in February 2019 of new profits interest awards to employees, and (iii) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC in January 2019, and (iv) the organizational transactions described under "The Transactions," and further adjusted to include the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay, the application of the net proceeds from this offering as described under "Use of Proceeds" and the conversion of the Convertible Notes into shares of Class A common stock based upon such assumed initial public offering price of the Class A common stock.

This table should be read in conjunction with "Use of Proceeds", "Selected Historical Consolidated Financial and Other Data", "Unaudited Pro Forma Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2018			
	Greenlane Holdings, LLC Actual	Pro Forma Greenlane Holdings, LLC	Pro Forma Greenlane Holdings, Inc.	Pro Forma As Adjusted Greenlane Holdings, Inc.[3]
	(unaudited)			
Cash.	$ 7,341,485	$ 12,463,420	$ 12,463,420	$ 76,363,411
Debt, including current portion				
Note payable	8,344,616	8,344,616	8,344,616	8,344,616
Line of credit[1]	—	—	—	—
Convertible Note.	40,200,000	48,250,000	48,250,000	—
Total long term debt, including current portion	48,544,616	56,594,616	56,594,616	8,344,616
Redeemable Class B Units	10,032,509	16,278,190	—	—
Total members/stockholders' equity:				
Members' equity (deficit)				
Class A units.	(10,773,187)	(13,375,618)	—	—
Common units	—	—	2,902,572	2,887,498
Profits interest units	—	—	—	—

69

	As of December 31, 2018			
	Greenlane Holdings, LLC Actual	Pro Forma Greenlane Holdings, LLC	Pro Forma Greenlane Holdings, Inc.	Pro Forma As Adjusted Greenlane Holdings, Inc.[(3)]
	(unaudited)			
Stockholders' equity (deficit)				
Class A common stock, par value $0.01 per share, shares authorized on a pro forma basis, 9,354,166 shares issued and outstanding on an as adjusted basis	—	—	—	93,542
Class B common stock, par value $0.0001 per share, shares authorized on a pro forma basis, 5,929,744 shares issued and outstanding on an as adjusted basis.	—	—	—	593
Class C common stock, par value $0.0001 per share, shares authorized on a pro forma basis, 78,148,179 shares issued and outstanding on an as adjusted basis	—	—	—	7,815
Preferred stock, par value $0.0001 per share, shares authorized on a pro forma basis, no shares issued and outstanding on a pro forma basis	—	—	—	—
Additional paid-in-capital	—	—	—	114,474,495
Accumulated Deficit	—	—	—	(90,695,733)
Accumulated other comprehensive loss	(285,992)	(285,992)	(285,992)	(285,992)
Total members'/stockholders' equity	(11,059,179)	(13,661,610)	2,616,580	26,482,217
Non-controlling interest[(2)]	—	—	—	90,695,733
Total capitalization	$ 47,517,946	$ 59,211,196	$ 59,211,196	$ 125,522,566

(1)   Our revolving credit facility provides for up to $15.0 million in revolving loans. As of December 31, 2018, we had $15.0 million of available borrowing capacity under our revolving credit facility.

(2)   On a pro forma basis and a pro forma as adjusted basis, includes the ownership interests of Greenlane Holdings, LLC not owned by Greenlane Holdings, Inc., which represents 77.4% of the outstanding Common Units of Greenlane Holdings, LLC held by the Members.

(3)   Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of additional paid-in capital, total members'/stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $4.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

In the table above, the number of shares of Class A common stock outstanding as of December 31, 2018 on a pro forma as adjusted basis excludes:

- 31,979,167 shares of our Class A common stock that may be issuable upon exercise of the Members' rights to redeem their Common Units, assuming an offering price per share of $15.00, the midpoint of the price range set forth on the cover page of this prospectus; and

- 5,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, including   shares of Class A common stock issuable upon the exercise of stock options our board of directors has approved in connection with this offering (based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

The shares of Class B common stock to be outstanding on a pro forma and pro forma as adjusted basis is based on Common Units held by the Non-Founder Members as of December 31, 2018 (based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). The shares of Class C common stock to be outstanding on a pro forma and pro forma as adjusted basis following this offering is based on Common Units held by the Founder Members and their affiliates as of December 31, 2018 (based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

The foregoing table assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock in this offering from the selling stockholders.

DILUTION

The Members will maintain holdings of Common Units in Greenlane Holdings, LLC after the Transactions. Because the Members will not own any Class A common stock or have any right to receive distributions from Greenlane Holdings, Inc. immediately following this offering, absent further action involving the redemption or exchange of by the Members Common Units for shares of our Class A common stock, we have presented the dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of Common Units (other than our company) had their Common Units redeemed or exchanged for newly-issued shares of Class A common stock on a one-to-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock and Class C common stock (which are not entitled to receive distributions or dividends, whether cash or stock from our company) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all Common Units for shares of Class A common stock as described in the previous sentence as the "Assumed Redemption."

If you purchase our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of our Class A common stock is substantially in excess of the book value per share of Class A common stock attributable to the existing stockholders for the currently outstanding shares of Class A common stock after giving effect to the Assumed Redemption.

Our pro forma net tangible book value as of December 31, 2018 was $(12.6) million, or $(0.34) per share of our Class A common stock owned by our Founder and Non-Founder Members. Pro forma net tangible book value represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities, after giving effect to (i) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC on January 14, 2019, (ii) the sale by Greenlane Holdings, LLC of $8.05 million aggregate principal amount of additional Convertible Notes in January 2019 and the subsequent redemption of membership interests of Greenlane Holdings, LLC with a portion of the net proceeds of the Convertible Notes and (iii) the assumed completion of the organizational transactions described under "The Transactions." Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares of Class A common stock outstanding as of December 31, 2018 (41,333,333 shares, assuming an initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus), after giving effect to the transactions described under "The Transactions," the issuance of shares of Class A common stock upon the automatic share settlement of the Convertible Notes and the Assumed Redemption.

After giving effect to the sale of the shares of Class A common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2018 would have been approximately $101.9 million, or $2.47 per share of Class A common stock after giving effect to the Transactions described under the caption "The Transactions," the issuance of shares of Class A common stock upon the automatic share settlement of the Convertible Notes and the Assumed Redemption. This represents an immediate increase in net tangible book value to our existing stockholders of $2.81 per share and an immediate dilution to purchasers in this offering of $15.00 per share. The following table illustrates this pro forma per share dilution in net tangible book value to purchasers.

Assumed initial public offering price per share	$	15.00
Pro forma net tangible book value per share as of December 31, 2018	(0.34)	
Increase per share attributable to purchasers in this offering	2.81	
Pro forma net tangible book value per share after giving effect to this offering.......		2.47
Dilution in pro forma net tangible book value per share to purchasers in this offering ...		12.53

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease pro forma net tangible book value by $4.3 million, or $0.10 per share, and would increase or decrease the dilution per share to purchasers in this offering by $0.90, based on the assumptions set forth above.

The following table presents, as of December 31, 2018, after giving effect to the issuance of shares of Class A common stock upon the automatic share settlement of the Convertible Notes, the Assumed Redemption and the sale by us of shares of our Class A common stock in this offering, in each case assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the difference between the existing stockholders, which are the Members and the purchasers of the Convertible Notes, and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

| | Shares Purchased | | Total Consideration | | Average Price Per Share |
	Number	Percent	Amount	Percent	
Existing stockholders	36,666,667	88.7%	$ 75,499,882	51.9%	$ 2.06
New investors	4,666,666	11.3%	$ 69,999,990	48.1%	$ 15.00
Total	41,333,333	100.0%	$ 145,499,872	100.0%	$ 3.52

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors purchasing shares in this offering and total consideration paid by all stockholders by approximately $4.7 million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares of our Class A common stock from the selling stockholders. If the underwriters' option to purchase additional shares of our Class A common stock were exercised in full, our existing stockholders, which are the Members and the purchasers of the Convertible Notes, would own 85.2% and the investors purchasing shares of our Class A common stock in this offering would own 14.8% of the total number of shares of our Class A common stock outstanding immediately after completion of this offering, assuming the redemption or exchange of all outstanding Common Units for shares of Class A common stock.

In the discussion above, the number of shares of our Class A common stock that will be outstanding after this offering excludes:

- 382,272 shares of Class A common stock that may be issuable upon the redemption of unvested Common Units to be issued in connection with the Transactions in respect of unvested profits interests in Greenlane Holdings, LLC and phantom stock units of Warehouse Goods LLC outstanding as of December 31, 2018 that have since been exchanged for unvested membership interests in Greenlane Holdings, LLC; and

- 5,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, including   shares of our Class A common stock issuable upon the exercise of stock options our board of directors has approved in connection with this offering (based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary unaudited pro forma consolidated statements of operations for the year ended December 31, 2018 presents our consolidated results of operations after giving effect to (i) the acquisition by Greenlane Holdings, LLC of Better Life Holdings, LLC and Pollen Gear LLC, (ii) the organizational transactions described under "The Transactions," and (iii) this offering and the use of proceeds from this offering, as if each had been completed as of January 1, 2018. The following pro forma consolidated balance sheet presents our consolidated financial position as of December 31, 2018 after giving effect to (i) the issuance in January 2019 of $8.05 million aggregate principal amount of additional Convertible Notes and subsequent redemption of membership units from members of Greenlane Holdings, LLC using a portion of the net proceeds received from the sale of such Convertible Notes, (ii) the issuance in January 2019 of new profits interest awards to former phantom equity award holders and the issuance in February 2019 of new profits interest awards to employees, (iii) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC in January 2019, (iv) the organizational transactions described under "The Transactions," and (v) this offering and the use of proceeds from this offering, as if each had been completed as of December 31, 2018.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs, other than the compensation expense associated with the initial stock option grants to our non-employee directors on the closing date of this offering.

The unaudited pro forma consolidated financial information has been prepared based on the historical financial statements of Greenlane Holdings, LLC, our predecessor, and the assumptions and adjustments as described in the notes to the unaudited pro forma consolidated financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the transactions referred to above. In addition, the unaudited pro forma consolidated statements of operations reflect only those adjustments that are expected to have a continuing impact on our results of operations. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period. Furthermore, the unaudited consolidated pro forma financial information presented assumes no exercise by the underwriters of their overallotment option.

As described in greater detail under "Certain Relationships and Related Party Transactions — The Transactions — Tax Receivable Agreement," in connection with the completion of this offering, we will enter into the Tax Receivable Agreement with the Members that will provide for the payment by our company to the Members of 85% of the amount of tax benefits, if any, that we actually realize as a result of (i) increases in the tax basis of assets of Greenlane Holdings, LLC resulting from any redemptions or exchanges of Common Units as described under "Certain Relationships and Related Party Transactions — The Transactions — Greenlane Operating Agreement — Common Unit Redemption Right" and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future exchanges of Common Units by the Members, the unaudited pro forma consolidated financial information assumes that no exchanges of Common Units have occurred and therefore no increases in tax basis in Greenlane Holdings, LLC's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Members were to exchange their Common Units, we would recognize a deferred tax asset of approximately $160.9 million and a liability of approximately $130.1 million, assuming (i) all exchanges occurred on the same day; (ii) a price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 25.68%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of Common Units exchanged by the Members, our deferred tax asset would increase (decrease) by approximately $8.0 million and the related liability would increase (decrease) by approximately $6.5 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $15.00 per share, our deferred tax asset would increase (decrease) by approximately $12.0 million and the related liability would increase (decrease) by approximately $9.7 million, assuming that the number of Common Units exchanged by the Members and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

The historical financial information of Greenlane Holdings, LLC has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial information should be read together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements and related notes thereto of Greenlane Holdings, LLC included elsewhere in this prospectus, the historical consolidated financial statements and notes thereto of Better Life Holdings, LLC included elsewhere in this prospectus and the historical consolidated financial statements and notes thereto of Pollen Gear LLC included elsewhere in this prospectus.

Greenlane Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2018

	Historical Greenlane Holdings, LLC[a]	Convertible Note Issuance and Redemption[b]	Historical Pollen Gear, LLC[d]	Business Combination Adjustments[e]	Greenlane Holdings, LLC Pro Forma	Transactions Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Greenlane Holdings, Inc.
ASSETS									
Current assets									
Cash	$ 7,341,485	$ 5,031,250[b]	$ 248,159	$ (157,474)[e]	$ 12,463,420	$ —	$ 12,463,420	$ 63,899,991[h]	$ 76,363,411
Accounts receivable, net	8,217,787	—	832,253	(832,253)[e]	8,217,787	—	8,217,787	—	8,217,787
Inventories, net	29,502,074	—	897,949	(897,949)[e]	29,502,074	—	29,502,074	—	29,502,074
Vendor deposits	7,917,148	—	1,019,776	(1,115,088)[e]	7,821,836	—	7,821,836	—	7,821,836
Deferred offering costs	2,284,423	—	—	—	2,284,423	—	2,284,423	(2,284,423)[i]	—
Other current assets	1,842,253	—	18,377	—	1,860,630	—	1,860,630	—	1,860,630
Total current assets	57,105,170	5,031,250	3,016,514	(3,002,764)	62,150,170	—	62,150,170	61,615,568	123,765,738
Deferred financing costs	92,080	—	—	—	92,080	—	92,080	—	92,080
Property and equipment, net	11,640,824	—	340,797	10,999[e]	11,992,620	—	11,992,620	—	11,992,620
Intangible assets, net	3,662,409	—	360,462	2,234,538[e]	6,257,409	—	6,257,409	—	6,257,409
Goodwill	5,445,691	—	—	3,549,498[e]	8,995,189	—	8,995,189	—	8,995,189
Investments in associated entities	75,000	—	—	—	75,000	—	75,000	—	75,000
Deferred tax asset	—	—	—	—	—	—	—	7,490,749[g]	7,490,749
Total assets	$ 78,021,174	$ 5,031,250	$ 3,717,773	$ 2,792,271	$ 89,562,468	$ —	$ 89,562,468	$ 69,106,317	$ 158,668,785
LIABILITIES									
Current liabilities									
Accounts payable	$ 20,226,696	$ —	$ 682,664	$ (847,421)[e]	$ 20,061,939	$ —	$ 20,061,939	$ —	$ 20,061,939
Customer Deposits	—	—	1,862,724	(1,862,724)[e]	—	—	—	—	—
Accrued expenses	9,945,156	—	214,142	(201,341)[e]	9,957,957	—	9,957,957	—	9,957,957
Current portion of notes payable	168,273	—	—	—	168,273	—	168,273	—	168,273
Convertible notes payable, current portion	—	—	1,500,500	(1,500,500)[e]	—	—	—	—	—
Current portion of capital lease obligations	94,667	—	—	—	94,667	—	94,667	—	94,667
Total current liabilities	30,434,792	—	4,260,030	(4,411,986)	30,282,836	—	30,282,836	—	30,282,836
Convertible Notes	40,200,000	8,050,000[b]	—	—	48,250,000	—	48,250,000	48,250,000[b]	—
Note payable, less current portion and debt issuance costs, net	8,176,343	—	—	—	8,176,343	—	8,176,343	—	8,176,343
Capital lease obligations, noncurrent	236,709	—	—	—	236,709	—	236,709	—	236,709
Tax Receivable Agreement liability	—	—	—	—	—	—	—	2,794,947[g]	2,794,947
Total long-term liabilities	48,613,052	8,050,000	—	—	56,663,052	—	56,663,052	(45,455,053)	11,207,999
Total liabilities	79,047,844	8,050,000	4,260,030	(4,411,986)	86,945,888	—	86,945,888	(45,455,053)	41,490,835
Commitments and contingencies									
REDEEMABLE CLASS B UNITS	10,032,509	(416,319)[b]	—	6,662,000[e]	16,278,190	(16,278,190)[f]	—	—	—
EQUITY									
Members' equity									
Class A units	(10,773,187)	(2,602,431)[b]	—	—	(13,375,618)	13,375,618[f]	—	—	—
Common Units	—	—	—	—	—	2,902,572[c][f]	2,902,572	(15,074)[b][f]	2,887,498
Profits interest units	—[c]	—	—	—	—	[c]	—	—	—
Stockholders' equity									
Class A common stock, par value $0.01 per share, shares authorized on a pro forma basis, 9,354,166 shares issued and outstanding on an as adjusted basis	—	—	—	—	—	—	—	93,542[b][f][h]	93,542
Class B common stock, par value $0.0001 per share, shares authorized on a pro forma basis, 5,929,774 shares issued and outstanding on an as adjusted basis	—	—	—	—	—	—	—	593[f]	593
Class C common stock, par value $0.0001 per share, shares authorized on a pro forma basis, 78,148,179 shares issued and outstanding on an as adjusted basis	—	—	—	—	—	—	—	7,815[f]	7,815
Preferred stock, par value $0.0001 per share, shares authorized on a pro forma basis, no shares issued and outstanding on a pro forma basis	—	—	—	—	—	—	—	—	—
Additional paid-in capital	—	—	—	—	—	—	—	114,474,495[b][f][g][h]	114,474,495
Retained earnings (accumulated deficit)	—	—	(542,257)	542,257[e]	—	—	—	(90,695,733)[j]	(90,695,733)
Accumulated other comprehensive loss	(285,992)	—	—	—	(285,992)	—	(285,992)	—	(285,992)
Total members'/stockholders' equity (deficit)	(11,059,179)	(2,602,431)	(542,257)	542,257	(13,661,610)	16,278,190	2,616,580	23,865,637	26,482,217
Non-controlling interest	—	—	—	—	—	—	—	90,695,733[j]	90,695,733
Total liabilities, redeemable Class B units and members'/stockholders' equity (deficit)	$ 78,021,174	$ 5,031,250	$ 3,717,773	$ 2,792,271	$ 89,562,468	$ —	$ 89,562,468	$ 69,106,317	$ 158,668,785

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

Greenlane Holdings, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)   Greenlane Holdings, Inc. was incorporated on May 2, 2018, and will have no material assets or results of operations until the completion of the Transactions and this offering. As a result, its historical financial position is not shown in a separate column in this unaudited pro forma condensed consolidated balance sheet.

(b)   In January 2019, Greenlane Holdings, LLC issued and sold $8.05 million aggregate principal amount of additional convertible promissory notes (the "Convertible Notes") in a private placement transaction. The Convertible Notes do not accrue interest and will automatically settle into shares of our Class A common stock in connection with the closing of this offering at a settlement price equal to 80% of the initial public offering price per share set forth on the cover page of this prospectus. Of the net proceeds received from the sale of the Convertible Notes in January 2019, approximately $3.0 million was used to redeem membership units from certain members of Greenlane Holdings, LLC, including an aggregate of approximately $2.6 million for the redemption of membership units from the Founder Members, and the balance of such net proceeds has been or will be used for general corporate purposes. The redemption of such membership units will be settled concurrently with the automatic settlement of the Convertible Notes into Class A common stock by the cancellation by Greenlane Holdings, LLC of an aggregate of 1,206,248 Common Units (the "Common Unit Redemption Settlement") held by Members who received the redemption payments from Greenlane Holdings, LLC.

(c)   In January 2019, Greenlane Holdings, LLC entered into profits interest award agreements with three employees who were previously awarded phantom equity units. The profits interest award agreements effectively cancelled the phantom equity award agreements upon execution. The new profits interest awards were unvested on the grant date. As a result, no financial impact due to the issuance of such awards is reflected in the accompanying pro forma consolidated balance sheet as of December 31, 2018.

In February 2019, Greenlane Holdings, LLC entered into profits interest award agreements with four employees. The profits interest awards were unvested on the grant date. As a result, no financial impact due to the issuance of such awards is reflected in the accompanying pro forma consolidated balance sheet as of December 31, 2018.

These transactions are presented only on the unaudited pro forma consolidated balance sheet and not in the pro forma condensed income statement. The charges resulting directly from these transactions are considered nonrecurring in nature.

(d)   Pollen Gear LLC's financial statements presented in the accompanying unaudited pro forma consolidated balance sheet reflect the historical amounts as of December 31, 2018.

(e)   On January 14, 2019, Greenlane Holdings, LLC purchased all of the outstanding securities of Pollen Gear LLC, in exchange for redeemable Class B membership units of Greenlane Holdings, LLC. The preliminary fair value estimate of the total purchase consideration was approximately $6,662,000. The preliminary purchase consideration of the acquired assets and assumed liabilities was allocated based on fair values as follows:

Pollen Gear LLC

Cash	$	90,685
Accounts receivable		510,201
Vendor deposits		1,728,256
Other deposits		18,377
Trade name		918,000
Design libraries		1,677,000
Goodwill		3,549,498
Property and equipment, net		351,796
Accounts payable		(345,444)
Customer deposits		(1,823,568)
Accrued expenses		(12,801)
Total purchase price	$	6,662,000

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Greenlane Holdings, LLC has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include changes in allocations to intangible assets and goodwill, and other changes to assets and liabilities.

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(1) The adjustments to cash of approximately $157,000, accounts receivable, net, of approximately $322,000, inventories, net, of approximately $898,000, vendor deposits of approximately $708,000, property and equipment, net, of approximately $11,000, accounts payable of approximately $337,000, customer deposits of approximately $39,000, and accrued expenses of approximately $29,000, represent the working capital adjustments based on the purchase price allocation as of the acquisition date as shown above.

(2) The adjustments to accounts receivable and accounts payable of approximately $510,000 represent the consolidation elimination entries to Pollen Gear LLC's receivables balance due from Greenlane Holdings, LLC, with a corresponding adjustment to Greenlane Holdings, LLC's accounts payable balance due to Pollen Gear LLC as of December 31, 2018.

(3) The adjustments to vendor deposits and customer deposits of approximately $1,824,000 represent the consolidation elimination entries to Greenlane Holdings, LLC's asset balance related to deposits made to Pollen Gear LLC, with a corresponding adjustment to Pollen Gear LLC's customer deposits liability balance as of December 31, 2018.

(4) The adjustments to intangibles and goodwill represent the intangibles assets and goodwill identified as part of the preliminary purchase price allocation.

(5) The adjustments to convertible notes payable, current portion, and accrued interest expense of approximately $173,000 reflect the elimination of Pollen Gear LLC's debt and accrued interest balances related to the convertible notes included in Pollen Gear LLC's historical financial statements. These notes converted to equity securities of Pollen Gear LLC at the time of acquisition by Greenlane Holdings, LLC.

(6) The adjustment to redeemable Class B membership units represents the issuance of redeemable Class B membership units by Greenlane Holdings, LLC to purchase the equity securities of Pollen Gear LLC.

(f) In connection with the completion of the Transactions, we will consummate the following organizational transactions:

(1) we will amend and restate Greenlane Holdings, LLC's existing operating agreement in connection with the completion of this offering to, among other things, convert the Members' existing membership interests in Greenlane Holdings, LLC into Common Units and appoint Greenlane Holdings, Inc. as the manager of Greenlane Holdings, LLC;

(2) we will amend and restate our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock and Class C common stock;

(3) we will issue 6,023,128 shares of Class B common stock to the Non-Founder Members on a one-to-one basis with the number of Common Units they own, for nominal consideration, and 79,868,118 shares of Class C common stock to the Founder Members on a three-to-one basis with the number of Common Units they own, for nominal consideration, of which 93,354 shares of Class B common stock (or 205,379 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and 1,719,939 shares of Class C common stock (or 3,783,864 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), will be surrendered upon the redemption by the selling stockholders of Common Units in connection with their sale of Class A common stock in this offering;

(4) we will issue 4,666,666 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $63.9 million based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus),

and based upon such assumed initial public offering price, we will issue 4,020,833 shares of our Class A common stock to the holders of the Convertible Notes in settlement of the Convertible Notes;

(5)   we will use all of the net proceeds from this offering to purchase 4,666,666 newly-issued Common Units directly from Greenlane Holdings, LLC at a price per Common Unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions; and

(6)   we will receive 666,667 Common Units (or 1,466,667 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from the Members as selling stockholders in exchange for 666,667 shares of Class A common stock (or 1,466,667 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

(g)   We will receive the same benefits as the Members because of our ownership of Common Units in an entity treated as a partnership, or "pass-through" entity, for income tax purposes. As we redeem additional Common Units from the Members under the mechanism described above, we will obtain a step-up in tax basis in our share of Greenlane Holdings, LLC's assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We expect to enter into the Tax Receivable Agreement with Greenlane Holdings, LLC and each of the Members that will provide for the payment by us to the Members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in tax basis resulting from the redemption of Common Units and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions."

We recorded a deferred tax asset of $7,490,749, and a long-term liability of $2,794,947 related to the Tax Receivable Agreement liability created by the purchase of Common Units from Members in connection with this offering. The net impact of the adjustments to net deferred taxes and the Tax Receivable Agreement liability of $4,695,802 has been recorded as an increase to additional paid-in capital, as these adjustments arise from equity transactions of our company.

The amounts to be recorded for both the net deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes to both the net deferred tax assets and our obligations under the Tax Receivable Agreement after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(h)   We estimate that the net proceeds from our issuance and sale of shares of Class A common stock in this offering will be approximately $63.9 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $6.1 million payable by us. A reconciliation on the gross proceeds from this offering to the net proceeds is set forth below:

Assumed initial public offering price per share	$	15.00
Shares of Class A common stock issued in this offering.		4,666,666
Gross proceeds	$	69,999,990
Less: underwriting discounts and commissions		(4,899,999)
Net cash proceeds to Greenlane Holdings, Inc.		65,099,991
Less: offering expenses, exclusive of $2.3 million previously capitalized		(1,200,000)
Net proceeds to Greenlane Holdings, LLC.	$	63,899,991

We intend to use the net proceeds received by us from this offering to purchase Common Units directly from Greenlane Holdings, LLC at a price per Common Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders, including any shares sold to the underwriters upon exercise of their right to purchase additional shares of Class

A common stock. We will receive Common Units from the selling stockholders in exchange for the shares of Class A common stock to be sold by the selling stockholders in this offering. We intend to cause Greenlane Holdings, LLC to use the net proceeds from the sale of Common Units to us to pay the expenses of this offering and for investments in, and acquisitions of, complementary companies or their assets, businesses, partnerships, minority investments, products or technologies, capital improvements to our warehouses and other facilities, capital expenditures relating to our information technology systems, and working capital and general corporate purposes. See "Use of Proceeds."

(i)   We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of this offering, approximately $2.3 million of these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital. The total amount of estimated offering expenses is $3.5 million.

(j)   Upon completion of the Transactions, we will become the sole managing member of Greenlane Holdings, LLC. As a result, we will consolidate the financial results of Greenlane Holdings, LLC and will report a non-controlling interest related to the Class B common stock and Class C common stock held by the Members on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering is as follows:

	Common Units	Percentage
Interest in Greenlane Holdings, LLC held by Greenlane Holdings, Inc.	9,354,166	22.6%
Non-controlling interest in Greenlane Holdings, LLC held by Members[1] . .	31,979,167	77.4%
	41,333,333	100.0%

_____

(1)   Includes 382,272 unvested Common Units in Greenlane Holdings, LLC.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Greenlane Holdings, Inc. will own 24.6% of the Common Units of Greenlane Holdings, LLC and the Members will own the remaining 75.4% of the Common Units of Greenlane Holdings, LLC.

Following the consummation of this offering, the Common Units of Greenlane Holdings, LLC held by the Members will represent the non-controlling interest. Each Member may, at such Member's option, redeem such Member's Common Units for, at our election, either (i) cash or (ii) newly-issued shares of our Class A common stock as described in "Certain Relationships and Related Party Transactions — Greenlane Operating Agreement — Common Unit Redemption."

The following table describes the adjustments to members'/stockholders' equity as part of the offering adjustments and calculates the relevant non-controlling interest in Greenlane Holdings, LLC:

Stockholders' equity at Greenlane Holdings, Inc. prior to the offering adjustments . . .	$ 2,616,580
Plus: Purchase of Greenlane Holdings, LLC Common Units with net proceeds of this offering	63,899,991
Less: Previously deferred offering expenses.	(2,284,423)
Plus: Converted aggregate Convertible Notes indebtedness.	48,250,000
Plus: Value of Tax Receivable Agreement attributable to the purchase of Common Units from Members in connection with this offering	4,695,802
Stockholders' equity at Greenlane Holdings, Inc. after the offering adjustments.	117,177,950
Non-controlling interest in Greenlane Holdings, LLC held by Members	77.4%
Stockholders' equity attributable to Members' non-controlling interest.	$ 90,695,733

Greenlane Holdings, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Fiscal Year Ended December 31, 2018

	Historical Greenlane Holdings, LLC[a]	Historical Better Life Holdings, LLC[b]	Historical Pollen Gear LLC[b]	Business Combination Adjustments[c]	Pro Forma Greenlane Holdings, LLC	Transactions Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Greenlane Holdings, Inc.
Net sales	$ 178,934,937	$ 2,564,582	$ 6,865,516	$ (7,361,914)[c]	$ 181,003,121	$ —	$ 181,003,121	$ —	$ 181,003,121
Cost of sales	143,199,574	1,913,692	5,302,209	(6,831,607)[c]	143,583,868	—	143,583,868	—	143,583,868
Gross profit	35,735,363	650,890	1,563,307	(530,307)[c]	37,419,253		37,419,253		37,419,253
Operating expenses:									
Salaries, benefits and payroll taxes	19,174,531	295,284	550,874	—	20,020,689		20,020,689	210,000[d]	20,230,689
General and administrative	17,549,279	261,764	980,615	(134,186)[c]	18,657,472		18,657,472	—	18,657,472
Depreciation and amortization	1,491,897	4,533	58,276	246,790[c]	1,801,496		1,801,496	—	1,801,496
Total operating expenses	38,215,707	561,581	1,589,765	112,604	40,479,657		40,479,657	210,000	40,689,657
(Loss) Income from operations	(2,480,344)	89,309	(26,458)	(642,911)	(3,060,404)		(3,060,404)	(210,000)	(3,270,404)
Other income (expense), net:									
Interest expense	(3,192,433)	(324)	(74,346)	74,346[c]	(3,192,757)	—	(3,192,757)	—	(3,192,757)
Other income, net	104,387	2,408	—	—	106,795	—	106,795	—	106,795
Other (expense) income, net	(3,088,046)	2,084	(74,346)	74,346	(3,085,962)		(3,085,962)		(3,085,962)
(Loss) Income from continuing operations before income taxes	(5,568,390)	91,393	(100,804)	(568,565)	(6,146,366)	—	(6,146,366)	(210,000)	(6,356,366)
Income tax provision (benefit)	319,321	—	—	—	319,321	(76,413)[e]	242,908	(12,188)[e]	230,720
Net (loss) income	$ (5,887,711)	$ 91,393	$ (100,804)	$ (568,565)	$ (6,465,687)	$ 76,413	$ (6,389,274)	$ (197,812)	$ (6,587,086)
Net loss attributable to non-controlling interests						(4,757,287)[f]	(4,757,287)	(162,540)[f]	(4,919,827)
Net loss attributable to Greenlane Holdings, Inc.					$ (6,465,687)	$ 4,833,700	$ (1,631,987)	$ (35,272)	$ (1,667,259)
Pro-forma net loss per share data (g):									
Weighted average shares of Class A common stock outstanding									
Basic									9,354,166
Diluted									9,354,166
Net loss per share:									
Basic									$ (0.18)
Diluted									$ (0.18)

81

See accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Operations

(e)   Greenlane Holdings, LLC is a limited liability company and is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a result, it is not liable for U.S. federal or state and local income taxes in most jurisdictions in which we operate, and the income, expenses, gains and losses are reported on the returns of its members. It is subject to local income tax in certain jurisdictions in which it is not treated like a partnership, where it pays income taxes. After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Greenlane Holdings, LLC and will be taxed at the prevailing corporate tax rates. After the consummation of this offering, pursuant to the Greenlane Operating Agreement, Greenlane Holdings, LLC will generally make pro rata tax distributions to its members in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of Greenlane Holdings, LLC that is allocated to them and possibly in excess of such amount. See "Certain Relationships and Related Party Transactions — Greenlane Operating Agreement — Distributions." As a result, the unaudited pro forma consolidated statements of income reflect adjustments to our income tax benefit of $88,601 for the year ended December 31, 2018, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

    The effective tax rate derived from the face of the unaudited pro forma consolidated statement of income will be lower than the stated effective tax rate because the effective tax rate is applied to only 22.6% of the income before taxes based on Greenlane Holdings, Inc.'s economic interest in Greenlane Holdings, LLC. Our pro forma allocable share of taxable loss from Greenlane Holdings, LLC was $98,015 for the year ended December 31, 2018.

(f)   Upon completion of the Transactions, Greenlane Holdings, Inc. will become the sole managing member of Greenlane Holdings, LLC. As the manager of Greenlane Holdings, LLC, we will operate and control all of the business and affairs of Greenlane Holdings, LLC, and, through Greenlane Holdings, LLC and its subsidiaries, conduct our business. Although we will have a minority economic interest in Greenlane Holdings, LLC, we will have the sole voting interest in, and control the management of, Greenlane Holdings, LLC, and will have the obligation to absorb losses of, and receive benefits from, Greenlane Holdings, LLC, that could be significant. As a result, we have determined that, after the Transactions, Greenlane Holdings, LLC will be a variable interest entity, or VIE, and that we will be the primary beneficiary of Greenlane Holdings, LLC. Accordingly, pursuant to the VIE accounting model, we will consolidate Greenlane Holdings, LLC in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Members on our consolidated statements of income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Greenlane Holdings, Inc. will own 22.6% of the Common Units of Greenlane Holdings, LLC and the Members will own the remaining 77.4% of the Common Units of Greenlane Holdings, LLC. Net income attributable to non-controlling interest will represent 77.4% of the income before taxes of Greenlane Holdings, Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares of Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, Greenlane Holdings, Inc. will own 24.6% of the Common Units of Greenlane Holdings, LLC, the Members will own the remaining 75.4% of the Common Units of Greenlane Holdings, LLC and net income attributable to non-controlling interest will represent 75.4% of the income before taxes of Greenlane Holdings, Inc.

(g)   Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock and Class C common stock are not entitled to receive any distributions or dividends and have no rights to convert into Class A common stock. When a Common Unit is exchanged for, at our election, cash or Class A common stock by a Member who holds shares of our Class B common stock or Class C common stock, such Member will be required to surrender one share of Class B common stock or three shares of Class C common stock, as the case may be, which we will cancel for no consideration. Therefore, we did not include shares of our Class B common stock or Class C common stock in the computation of pro forma basic or diluted net loss per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net loss per share:

	Greenlane Holdings, Inc. Year ended December 31, 2018
Basic net loss per share:	
Numerator	
Net loss	$ (6,587,086)
Less: Net loss attributable to non-controlling interests	(4,919,827)
Net loss attributable to Class A common stockholders	(1,667,259)
Denominator	
Shares of Class A common stock issued upon conversion of the Convertible Notes	4,020,833
Shares of Class A common stock issued in this offering[1]	5,333,333
Weighted average shares of Class A common stock outstanding	9,354,166
Basic net loss per share[2]	$ (0.18)

_____

(1) Includes 4,666,666 shares of Class A common stock sold in this offering and 666,667 shares of Class A common stock issued to the selling stockholders.

(2) For the year ended December 31, 2018, basic net loss per share is equal to diluted net loss per share. The impact of the potential exchange of all Common Units of Greenlane Holdings, LLC held by Members for Class A common stock would be anti-dilutive.

monthly visitors and generated an average of more than 4,900 monthly transactions. We shipped more than 315,000 parcels to our B2C customers during the year ended December 31, 2018 and more than 180,000 parcels during the year ended December 31, 2017. In addition to our e-commerce platform, in December 2017 we opened our first retail location in the high-traffic shopping center, Chelsea Market, in New York City under our proprietary Higher Standards brand. In March 2019, we opened our second Higher Standards retail location in Atlanta's popular Ponce City Market.

For the years ended December 31, 2018 and 2017, our B2B revenue represented approximately 79.5% and 75.5%, respectively, of our net sales, B2C revenues represented approximately 3.2% and 2.7%, respectively of our net sales, and 14.5% and 13.7%, respectively, of our net sales were comprised of supply and packaging revenues and revenues derived from the sales and shipment of our products to the customers of third-party website operators and providing other services to our customers.

Our Suppliers. Our strong supplier relationships allow us to distribute a broad selection of in-demand premium products at attractive prices. We are the lead distributor for many of our suppliers due to our scale, nationwide footprint, leading market positions, knowledgeable professionals, high service level and strong customer relationships. We offer suppliers feedback and support through all stages of the product sale cycle, including customer service and warranty support. We are often the largest or most visible exhibitor at industry trade shows where we work closely together with our premium suppliers in presenting, demonstrating and exposing their products. We believe these value-added services foster an ongoing and lasting relationship with our suppliers, and they serve as a key element of our business strategy.

We believe many of our suppliers choose us because of our track record for successfully launching and growing brands in our trade channels. For example, since our inception in 2005, we have been working with Storz & Bickel, a manufacturer of specialty vaporization products based in Germany, to launch dozens of its products in the U.S. market and have helped Storz & Bickel grow its U.S. presence to become one of the leading vaporizer brands in our industry. In addition, in 2016, we began working with LEVO, a start-up manufacturer, to assist it in launching a newly-developed premium kitchen appliance that was designed exclusively for infusing botanicals into oil and butter. By assuming responsibility for LEVO's distribution, wholesaling, trade marketing, warranty support, customer service and web fulfillment, we have helped LEVO scale its operations, introduce new products and become a leader in its market segment.

We source our products from more than 140 suppliers, including leading vaporizer equipment manufacturers, a wide range of smaller companies that are applying breakthrough innovations for up-and-coming products and a variety of suppliers who specialize in low, or no-technology industry staple products, such as rolling paper and cleaning supplies. We have exclusive or lead distribution relationships with some of our largest suppliers, including PAX Labs, Storz & Bickel, Grenco Science, DaVinci, Banana Bros, Eyce and others. We are also one of the largest distributors of products made by JUUL Labs. Additionally, we develop and sell innovative products under our proprietary brands, such as Higher Standards, Pollen Gear, Pop Box and SnapTech. Our portfolio of highly-regarded brands helps us to attract and retain our B2B and B2C customers, which allows us to generate incremental sales opportunities.

Our Distribution Facilities. For the year ended December 31, 2018, we shipped more than 438,000 parcels comprising more than 17.1 million product units, and in the year ended December 31, 2017, we shipped more than 250,000 parcels comprising more than 4.0 million product units. To facilitate these volumes and in anticipation of future growth, we have established a network of six strategically-located distribution centers that provide full coverage of the United States and Canada and ensure timely and cost-effective transportation and delivery of our products. We estimate that, as of December 31, 2018, approximately 90% of our North American customers could be reached within two days via FedEx Ground or similar ground delivery services. Due to our mature and continuously-evolving operational efficiencies, we provide our customers with accurate transaction fulfillment, logistics and customer support services.

Our Growth. In February 2018, we completed the acquisition of Better Life Holdings, LLC, a leading west coast distributor of like products that does business under the trade name VaporNation, to expand and

Retail Stores.   In December 2017, we opened our first Higher Standards retail store at New York City's famed Chelsea Market to sell innovative products, including our proprietary Higher Standards brand, and to enhance our direct sales channels by migrating single-channel customers to omni-channel customers. In March 2019, we opened our second Higher Standards retail location in Atlanta's popular Ponce City Market. We expect to open two to four additional retail stores in North America by December 31, 2019. We expect these stores to be leased and to range in size from approximately 800 square feet to approximately 1,200 square feet. We intend to leverage our customer databases, including purchasing history and customer demographics, to determine the geographic locations for our future retail stores.

Supply and Packaging.   Our supply and packaging channel, which represented 9.9% and 5.9% net sales in the years ended December 31, 2018 and 2017, respectively, supplies state-licensed cannabis cultivators, processors and dispensaries with premium child-resistant packaging to comply with state laws and safety requirements, custom-branded products, and vaporization hardware, each of which has specific growth strategies.

- **Child-resistant Packaging.**   Under our proprietary Pollen Gear brand, we offer an attractive line of premium child-resistant and specialty packaging solutions, in comparison to the more generic offerings of our competitors. We expect to aggressively expand our product offerings in this category with new silhouettes, sizes and storage vessels to address more of our customers' needs. We are in the process of increasing our abilities to keep up with growing demand and allow us to service customers efficiently, secure sizable recurring revenue streams and achieve superior margins. We already stock clear packaging and white lids in bulk in the United States, which allows us to reduce importation times and to utilize a network of service providers that can rapidly paint, tint and embellish packaging products with faster delivery to our customers. We believe our market knowledge, on-the-ground relationships with customers and complementary product offerings will further set us apart from our competition.

- **Closed-system Cartridges and Vaporizers.**   As the industry continues to expand and undergo rapid growth, so too does the evolution of how end users are consuming cannabis, nicotine and other herbs. We believe closed-end systems (where the storage tank or storage compartment "cartridge" connects only with a select vaporizer) represent a tremendous growth opportunity for our company. We market these vaporizers using, essentially, a captive razor-and-replacement blades business model that leads to ongoing replenishment sales and increased lifetime customer value. We distribute the vaporizer hardware (razor) to our customers, and we also manage the logistics for the empty cartridges to be ordered and delivered to state-licensed fulfillment businesses that, in turn, fill them and sell them to licensed dispensaries and other licensed intermediaries. We distribute leading products in this category, such as the G Pen Gio and the Double Barrel. Some of the leading vaporizer brands with the most name recognition are those we have worked with for years and are making a natural migration into these captive products. We believe our market knowledge, relationships with vaporizer brands and on-the-ground relationships with licensed dispensaries and intermediaries, together with our complimentary product offerings, will further add to our business opportunities.

Inventory Management and Logistics

Inventory Management.   We have established procurement procedures within our highly-customized ERP system to optimize our inventory needs and identify lead-time inventory ordering requirements. We conduct weekly reviews to highlight possible overstock situations, which allows us to implement promotions and other strategies before margins and inventory valuations are negatively impacted. We regularly analyze the gross margins on our products to optimize financial returns, monitor inventory turn-over, identify stellar product performance and highlight maturing and slowing products. These disciplines allow us to negotiate better pricing based on volume discounts or set staggered delivery schedules. Our inventory systems enable us to track our inventory levels in real time, empowering our sales force to maintain an elevated level of customer satisfaction which encourages repeat purchases.

Location and Delivery Logistics.   Our ability to profitably scale our operations and adapt to customer demands are significant advantages in our industry and are dependent upon our logistical capabilities. We have built a network of six strategically-located distribution centers that provide optimal coverage to most of the United States and Canada, and ensure timely and cost-effective transit and delivery of products to our customers. We believe that approximately 90% of our current customers can be reached within two days via FedEx Ground or similar ground delivery services. Due to our mature infrastructure and continuously-evolving operational efficiencies, we provide our customers with accurate logistics and purchase transactions.

In addition, we currently own three issued U.S. patents, 23 issued foreign patents, 15 U.S. patents pending, four foreign patents pending and two international PCT applications pending.

Seasonality

While most of our products are sold consistently throughout the year, we do experience moderate seasonality in the form of increased demand for our products in the fourth quarter of the calendar year, which coincides with Cyber Monday (the first Monday after Thanksgiving, when online retailers typically offer holiday discounts), the holiday season and our related promotional and marketing campaigns. Our fiscal 2018 quarters in sequential order equaled 24.2%, 22.7%, 24.3%, and 28.8% of total sales, respectively.

Employees

As of December 31, 2018, we employed 256 employees, seven of whom were part-time employees in retail and distribution and fulfillment positions, within the United States and Canada. Of the full-time employees, 36 were employed in administration and corporate management positions, 23 were employed in accounting, finance and compliance positions, 110 were employed in marketing and sales positions, 74 were employed in distribution and fulfillment positions and six were employed in retail positions. None of our employees is covered by a collective bargaining agreement and we consider our employee relations to be good. All employees are subject to contractual agreements that specify requirements on confidentiality and restrictions on working for competitors as well as other standard matters.

Facilities

Our principal executive offices are located in an approximately 50,000-square-foot building in Boca Raton, Florida that we recently acquired for use as our corporate headquarters. We have also leased approximately 1,085 square feet of space in Hermosa Beach, California for use as office space for our subsidiary, Pollen Gear LLC.

We currently lease four distribution centers in the United States and two in Canada, comprising a total of approximately 58,000 square feet. The distribution centers allow us to reach approximately 90% of our customers in just one or two days via FedEx Ground or similar ground transportation services.

We also lease approximately 1,200 square feet of space in New York City and 1,400 square feet of space in Atlanta, Georgia for our flagship Higher Standards retail stores.

We expect to open or acquire additional distribution centers as we expand our business to Europe, Australia and South America and initially expect to open or acquire facilities in London, Amsterdam, and Bogota, Colombia. We believe that our facilities are sufficient for our current needs and that additional facilities will be available to accommodate the expansion of our business.

to the Chief Executive Officer and as Chief Financial Officer at Napster (formerly Rhapsody International), an online music subscription service. Prior to joining Napster, Mr. Rudin served as Director of Global Strategy and Corporate Development for Starbucks Corporation (NASDAQ: SBUX), from January 2010 to August 2013. Mr. Rudin is a Certified Public Accountant and began his career in public accounting at KPMG LLP and in investment banking at Banc of America Securities LLC, J.P. Morgan Securities and Citigroup Global Investment Banking. Mr. Rudin received a Bachelor of Arts degree in Economics from Tufts University and a Master of Business Administration degree from Columbia Business School.

Board of Directors Nominees

Neil Closner is a nominee to our board of directors. Mr. Closner has over two decades of start-up, technology and health care experience. Most recently, from February 2013 to July 2018, he was the founder, Chief Executive Officer and a director of Canada-based MedReleaf Corp., one of the largest and most profitable providers of medical cannabis in Canada and was acquired by Aurora Cannabis Inc. in July 2018. Prior to establishing MedReleaf Corp., Mr. Closner served as Vice President of Business Development at Toronto's Mount Sinai Hospital, where he launched and managed a number of entrepreneurial enterprises within the hospital. Mr. Closner began his career as a health care-focused investment banker with Salomon Smith Barney (now Citigroup) and has also served as the founder, Chief Executive Officer and/or director of more than half a dozen technology and health care-related start-up companies. He served two terms as the Chairman of the Board of the Cannabis Canada Council, the national industry association that represents the majority of Canada's licensed cannabis producers. Mr. Closner studied economics at the London School of Economics and Political Science and received his Bachelor of Arts degree from McGill University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania. He brings to the board extensive leadership experience in the medical cannabis industry as well as experience in mergers and acquisitions.

Richard Taney is a nominee to our board of directors. Since June 2017, Mr. Taney has served as Managing Director of Tuatara Capital, LP, a cannabis industry-focused private equity fund. From April 2016 to July 2017, Mr. Taney served as the founding member of T2 Capital Management, LLC, an investment and advisory company focused on the cannabis industry. From October 2010 to April 2016, Mr. Taney served as President, Chief Executive Officer and director of Curaleaf, Inc. (formerly PalliaTech, Inc.), a cannabis cultivation and distribution company. Prior to co-founding Curaleaf, Inc., Mr. Taney was President and Chief Executive Officer of Delcath Systems, Inc. (NASDAQ: DCTH), a medical technology company. Mr. Taney also served as Chairman of the Board of Directors of MGT Capital Investments, Inc., another medical technology company. Prior to assuming his public company management positions, Mr. Taney spent 20 years advising institutional and high net worth clients at Salomon Brothers, Goldman Sachs, Merrill Lynch and Banc of America Securities. Mr. Taney received his Bachelor of Arts degree from Tufts University and a Juris Doctor degree from Temple University School of Law. He brings to the board broad management and finance experience as well as extensive experience in the cannabis industry.

Jeff Uttz is a nominee to our board of directors. From September 2013 to March 2017, Mr. Uttz served as the Chief Financial Officer of Shake Shack Inc. (NYSE: SHAK), an international burger restaurant chain. From September 2001 to June 2013, Mr. Uttz served as the Chief Financial Officer of Yard House USA, Inc., a full service restaurant chain. Prior to that, Mr. Uttz held a number of positions at CKE Restaurants, Inc., working his way up from Manager of Corporate Banking to Vice President of Finance. Mr. Uttz began his career at KPMG where he obtained his C.P.A. From July 2017 to July 2018, he also served as a non-executive director of Pret a Manger, an international sandwich shop chain. Mr. Uttz received his Bachelor of Arts degree in Business Administration from California State University, Fullerton. He brings to the board extensive financial expertise and significant experience in public company financial leadership.

Share Ownership by Directors and Officers

As of the date of this prospectus and after giving effect to the Transactions and the sale of shares of Class A common stock to be sold in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, as a group, our directors, director nominees and executive officers will beneficially own, directly or indirectly, or exercise control over 27,391,677 shares of Class A common stock, which shares will be issuable upon the redemption of 27,391,677 Common Units of Greenlane Holdings, LLC and the cancellation of an aggregate of 1,342,284 shares of Class B common stock and 78,148,179 shares of Class C common stock. As of the date of this prospectus and after giving effect to the Transactions and the sale of shares of Class A common stock to be sold in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock from the selling stockholders, as a group, our directors, director nominees and executive officers will beneficially own, directly or indirectly, or exercise control over 27,391,677 Common Units, representing 66.3% of the ownership, of Greenlane Holdings, LLC, or 26,672,665 Common Units, representing 64.5% of the ownership of Greenlane Holdings, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock. See "Principal and Selling Stockholders."

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our directors, director nominees or executive officers is, as at the date of this prospectus, or was within ten years before the date of this prospectus, a director, chief executive officer or chief financial officer of any company (including our company), that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a)   that was issued while the director, director nominee or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)   that was issued after the director, director nominee or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors, director nominees, executive officers or stockholders beneficially holding a sufficient number of securities of our company to affect materially the control of our company:

(a)   is, as at the date of this prospectus, or has been within the ten years before the date of this prospectus, a director or executive officer of any company (including our company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)   has, within the ten years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or stockholder.

None of our directors, director nominees, executive officers or stockholders beneficially holding a sufficient number of securities of our company to affect materially the control of our company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors. Our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that our board of directors shall be comprised of at least five directors and that the size of our board of directors shall otherwise be determined from time to time by our board of directors. Our board of directors currently consists of two members, one of whom is our chief executive officer and the other of whom is our chief strategy officer, each of whom devotes his full time to our affairs. We intend to appoint the three director nominees listed above to our board of directors prior to or in connection with the completion of this offering. Subject to any rights applicable to any preferred stock we may issue from time to time, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors as provided in our amended and restated bylaws, which will become effective immediately prior to the completion of this offering. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

promulgated under the Exchange Act. Mr. Taney is expected to serve as chairman of our compensation committee. Our board of directors will adopt a written charter for the compensation committee in connection with this offering, which will be available on our corporate website at *www.gnln.com*, to become effective upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other matters:

- identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

- overseeing the organization of our board of directors to discharge our board's duties and responsibilities properly and efficiently;

- identifying best practices and recommending corporate governance principles; and

- developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Prior to or concurrently with the consummation of this offering, our nominating and corporate governance committee will consist of our three director nominees, Messrs. Closner, Taney and Uttz, each of whom meets the definition of "independent director" under Nasdaq Marketplace Rules. Mr. Closner is expected to serve as chairman of our nominating and corporate governance committee. Our board of directors will adopt a written charter for the nominating and corporate governance committee in connection with this offering, which will be available on our corporate website at *www.gnln.com*, to become effective upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee, when appointed, will have at any time been one of our officers or employees.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Director Term Limits

Our board of directors will not adopt policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, including the age and tenure of individual directors. Our board of directors strives to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Gender Diversity Policy

Our board of directors is committed to nominating the best individuals to fulfill director and executive roles. Our board has not adopted policies relating to the identification and nomination of women directors and executives and as it does not believe that it is necessary in the case of our company to have such written policies at this time. Our board of directors believes that diversity is important to ensure that board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. We have not adopted a target regarding women on our board or regarding women in executive officer positions as our board believes that such arbitrary targets are not appropriate for our company.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer's responsibilities and their prior experience. Base salaries are expected to be reviewed annually by the compensation committee and our board of directors and may be changed based on the executive officer's success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. Base salaries can also be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities or in external market conditions.

Annual Bonuses

Annual bonuses are designed to motivate our executive officers to meet our strategic business and financial objectives generally and our annual financial performance targets in particular. Employees receive annual performance evaluations and participate in a goal-setting exercise to ensure their individual growth and development. We currently make annual bonus payments in cash and anticipate continuing to do so upon completion of this offering. Following completion of this offering, bonus payments for our executive officers will be determined by the compensation committee based on an individual's merit and accomplishments and the overall performance of our company.

2019 Equity Incentive Plan

Upon or prior to the completion of this offering, we will establish our 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan will provide eligible participants with compensation opportunities in the form of cash and equity incentive awards. This plan will enhance our ability to attract, retain and motivate our executive officers and other key management and incentivize executives to increase our long-term growth and equity value in alignment with the interests of our shareholders. The material features of the 2019 Equity Incentive Plan are summarized below.

Eligibility and Administration. Our executive officers, employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2019 Equity Incentive Plan. Following the completion of the offering, the 2019 Equity Incentive Plan will be administered by our board of directors. Our board of directors may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2019 Equity Incentive Plan, subject to its express terms and conditions. The plan administrator will set the terms and conditions of all awards under the 2019 Equity Incentive Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of 5,000,000 shares of our Class A common stock will be available for issuance under awards granted pursuant to the 2019 Equity Incentive Plan, which shares may be authorized but unissued shares, shares purchased in the open market or treasury shares. The number of shares available for issuance will be increased by an annual increase on the first day of each calendar year beginning January 1, 2020 and ending on and including January 1, 2028, equal to the least of (A) 3,000,000 shares, (B) 5% of the aggregate number of outstanding shares of our Class A common stock and Class B common stock plus one-third of our outstanding shares of Class C common stock on the final day of the immediately preceding calendar year and (C) such smaller number of shares as is determined by our board of directors. If an award under the 2019 Equity Incentive Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2019 Equity Incentive Plan. In addition, shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award also may be used again for new grants under the 2019 Equity Incentive Plan.

Awards granted under the 2019 Equity Incentive Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2019 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets out information on the number of Greenlane Holdings, LLC Common Units underlying outstanding incentive unit awards held by each of our NEOs as of December 31, 2018.

	Number of shares or units of stock that have not vested	Market value of shares or unis of stock that have not vested
Aaron LoCascio	—	—
Adam Schoenfeld	—	—
Sasha Kadey	240,206	$ 3,603,090
Jay Scheiner	180,153	$ 2,702,295
Zachary Tapp...	180,153	$ 2,702,295

(1)   The outstanding incentive units at December 31, 2018 consisted of redeemable Class B units of Greenlane Holdings, LLC that will be converted to Common Units of Greenlane Holdings, LLC in connection with the completion of the Transactions that will be consummated prior to this offering.

(2)   There will be no public market for the Common Units. For purposes of this disclosure, we have valued the Common Units as of December 31, 2018 based on an assumed initial public offering price in this offering of $15.00 per share, the midpoint of the prior range set forth on the cover page of this prospectus.

(3)   30% of these incentive units vested on January 1, 2019, 30% of these incentive units will vest on January 1, 2020 and 20% of these incentive units will vest on January 1, 2021 and January 1, 2022.

(4)   33.33% of these incentive units vested on January 1, 2019 and 33.33% of these incentive units will vest on each of January 1, 2020 and January 1, 2021.

(5)   In March 2019, all of these incentive units were vested in connection with Mr. Tapp's retirement as an employee of Greenlane Holdings, LLC.

IPO-Related Equity Grants

Our board of directors has approved a grant of stock options pursuant to the 2019 Equity Incentive Plan to certain of our directors and employees, including one of our executive officers, in connection with this offering. We anticipate these stock options will cover an aggregate of   shares of our Class A common stock, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. Of these, assuming an initial public offering price of $15.00 per share, we expect that the stock options to be granted to Ethan Rudin, our Chief Financial Officer, will cover   shares of our Class A common stock. The actual number of shares subject to each stock option will be calculated based on the actual per share initial public offering price of a share of our Class A common stock.

These stock option grants will be effective as of immediately following the determination of the initial public offering price per share of our Class A common stock. The stock options granted to Mr. Rudin will vest in   equal installments over a period of   years and the stock options granted to our directors will be fully vested on the first anniversary of the date of grant.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Directors who are also executive officers (each, an "Excluded Director") will not be entitled to receive any compensation for his or her service as a director, committee member or Chair of our board of directors or of any committee of our board of directors.

Director Compensation

Our non-employee director compensation program is designed to attract and retain qualified individuals to serve on our board of directors. Our board of directors, on the recommendation of our compensation committee, will be responsible for reviewing and approving any changes to the directors' compensation arrangements. In consideration for serving on our board of directors, each director (other than Excluded Directors) will be paid an annual retainer. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

Prior to or concurrently with the consummation of this offering, our board of directors expects to approve a non-employee director compensation policy, which will be effective for all non-employee directors upon the completion of this offering. Each non-employee director will receive an annual cash retainer of $50,000. Each non-employee director may elect to receive the annual base retainer in the form of stock options, provided that, except in the case of the initial annual base retainer, such election is made in the calendar year preceding the year in which such compensation is earned. We will pay all amounts in quarterly installments.

In addition, each non-employee director who will become a director after the effectiveness of the registration statement of which this prospectus is a part will receive a one-time initial award of stock options having a grant date fair value of approximately $70,000 to purchase shares of our Class A common stock, which options will have a term of five years and will fully vest on the one year anniversary of the grant date, subject to the director's continued service on the board of directors. Thereafter, each non-employee director will receive an annual award of stock options having a grant date fair value of approximately $50,000 to purchase shares of our Class A common stock, which options will have a term of five years and will fully vest on the one year anniversary of the date of grant, subject to the director's continued service on the board of directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding share-based and option-based awards held by each of the individuals who will be a director as of the Closing of this offering, other than the Excluded Directors.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the Money Options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Neil Closner							
Richard Taney							
Jeff Uttz							

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock, after the completion of the Transactions, including this offering, for:

- each person known by us to beneficially own more than 5% of our Class A common stock, Class B common stock or Class C common stock;

- each of our directors;

- each of our named executive officers;

- all of our executive officers and directors as a group; and

- each of the selling stockholders.

As described in "The Transactions" and "Certain Relationships and Related Party Transactions," each Member will be entitled to have their Common Units redeemed for Class A common stock on a one-to-one basis, or, at our option, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at our election, upon a redemption request, we may effect a direct exchange of such Class A common stock or such cash for such Common Units. In connection with this offering, we will issue (i) to each Non-Founder Member for nominal consideration one share of Class B common stock for each Common Unit it owns and (ii) to each Founder Member for nominal consideration three shares of Class C common stock for each Common Unit it owns. As a result, the respective numbers of shares of Class B common stock and Class C common stock listed in the table below correlate to the number of Common Units each such Member will own immediately after this offering. See "The Transactions." The table below assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See "Prospectus Summary — The Offering."

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Notwithstanding the preceding sentence, for purposes of the following table, we assumed that the Members were not entitled to have their Common Units redeemed for Class A common stock. Except as disclosed in the footnotes to this table and subject to applicable community property laws, where applicable, we believe each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder.

Edgar Agents, LLC. Date: April 3, 2019 12:47 PM Seq: 144 of 231
Greenlane Holdings, Inc. Form: S-1/A Blacklining: Cumulative_CPO_draft2 Project: EA0166E

Unless otherwise specified in the footnotes, the address of each beneficial owner listed in the table below is c/o Greenlane Holdings, Inc., 1095 Broken Sound Parkway, Suite 300, Boca Raton, FL 33487.

Name of Beneficial Owner	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned						Combined Voting Power [%]	
	After Giving Effect to the Transactions and Before this Offering†		After Giving Effect to the Transactions and After this Offering† (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering† (With Full Exercise of Option)		After Giving Effect to the Transactions and Before this Offering†		After Giving Effect to the Transactions and After this Offering† (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering† (With Full Exercise of Option)		After Giving Effect to the Transactions and Before this Offering†		After Giving Effect to the Transactions and After this Offering† (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering† (With Full Exercise of Option)		After Giving Effect to the Transactions and After this Offering† (No Exercise of Option)	After Giving Effect to the Transactions and After this Offering† (With Full Exercise of Option)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%		
5% Stockholders:																				
Jacoby & Co. Inc.[(1)]	—	—	—	—	—	—	—	—	—	—	—	—	67,084,944	84.0%	65,365,005	83.6%	63,403,545	83.3%	70.0%	67.9%
Better Life Products Investment Group, Inc.[(2)]	—	—	—	—	—	—	2,476,455	41.1%	2,423,125	40.9%	2,359,129	40.6%	—	—	—	—	—	—	2.6	2.5
Named Executive Officers and Directors:																				
Aaron LoCascio[(3)]	—	—	—	—	—	—	—	—	—	—	—	—	67,084,944	84.0	65,365,005	83.6	63,403,545	83.3	70.0	67.9
Adam Schoenfeld[(4)]	—	—	—	—	—	—	—	—	—	—	—	—	79,868,118	100.0	78,148,179	100.0	76,084,254	100.0	83.6	81.4
Sasha Kadey	—	—	—	—	—	—	480,411	8.0	470,065	7.9	457,650	7.9	—	—	—	—	—	—	*	*
Jay Scheiner	—	—	—	—	—	—	360,306	6.0	352,547	5.9	343,236	5.9	—	—	—	—	—	—	*	*
Ethan Rudin	—	—	—	—	—	—	167,125	2.8	167,125	2.8	167,125	2.9	—	—	—	—	—	—	*	*
Zachary Tapp	—	—	—	—	—	—	360,306	6.0	352,547	5.9	343,236	5.9	—	—	—	—	—	—	*	*
All executive officers and directors as a group (five individuals)	—	—	—	—	—	—	1,368,148	22.7	1,342,284	22.6	1,311,247	22.5	79,868,118	100.0	78,148,179	100.0	76,084,254	100.0	85.1	84.1
Other Selling Stockholders																				
Rochester Vapor Group, LLC[(5)]	—	—	—	—	—	—	657,545	10.9	643,385	10.9	626,393	10.8	—	—	—	—	—	—	*	*

* Less than 1.0%

† For purposes of this table, this offering includes the simultaneous issuance of 4,020,833 shares of Class A common stock upon the automatic share settlement of the Convertible Notes and the related cancellation of Common Units of Members who received a portion of the net proceeds of the Convertible Notes in partial redemption of their membership interests in Greenlane Holdings, LLC.

(1) Jacoby & Co. Inc. is beneficially owned and controlled by Aaron LoCascio and Adam Schoenfeld.

(2) Jeffrey Sherman has voting and dispositive power over such securities. Better Life Products Investment Group, Inc.'s address is 16901 Crown Bridge Drive, Delray Beach, FL 33446.

(3) Represents shares of our Class C common stock held by Jacoby & Co. Inc., as to which securities Mr. LoCascio shares voting and dispositive power with Adam Schoenfeld.

(4) Includes (i) shares of our Class C common stock held by Mr. Schoenfeld and (ii) all shares of Class C common stock held by Jacoby & Co. Inc., as to which securities Mr. Schoenfeld shares voting and dispositive power with Aaron LoCascio.

(5) Clive Fleissig has voting and dispositive power over such securities. Rochester Vapor Group, LLC's address is 10561 Rochester Avenue, Los Angeles, CA 90024.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to "we" "us" and "our" refer to Greenlane Holdings, Inc. and not to any of its subsidiaries.

General

Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of 125,000,000 shares of Class A common stock, par value $0.01 per share, 10,000,000 shares of Class B common stock, par value $0.0001 per share, 100,000,000 shares of Class C common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. After the consummation of this offering, we expect to have 9,354,166 shares (or 10,154,166 shares if the underwriters exercise in full their option to purchase additional shares) of Class A common stock issued and outstanding, 5,929,774 shares of Class B common stock issued and outstanding (or 5,817,749 shares if the underwriters exercise their option in full to purchase additional shares), 78,148,179 shares of Class C common stock issued and outstanding (or 76,084,254 shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) as no shares of preferred stock issued and outstanding. The number of outstanding shares of Class A common stock includes 1,466,667 shares of Class A common stock that the selling stockholders are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market, as well as the issuance of 4,020,833 shares of Class A common stock upon the automatic share settlement of the Convertible Notes, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus.

Class A Common Stock

Issuance of Class A common stock with Common Units. We will undertake any action, including, without limitation, a reclassification, dividend, division or recapitalization with respect to shares of Class A common stock, to the extent necessary to maintain a one-to-one ratio between the number of Common Units we own, and the number of outstanding shares of Class A common stock, disregarding unvested shares issued in connection with stock incentive plans, shares issuable upon the exercise, conversion or exchange of certain convertible or exchangeable securities and treasury stock.

Voting Rights. Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, holders of all classes of our common stock vote together as a single class and an action is approved by our stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Except as otherwise provided by applicable law, amendments to our amended and restated certificate of incorporation must be approved by a majority or, in some cases, two-thirds of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights. Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by our board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.

Liquidation Rights. On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of the net assets, if any, available for distribution to common stockholders.

Other Matters. No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. Upon completion of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of our assets, which rights may be greater than the rights of the holders of our Class A common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Elimination of Liability in Certain Circumstances

Our amended and restated certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our amended and restated certificate of incorporation will not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the Delaware General Corporation Law.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-takeover Law

We are governed by the Delaware General Corporation Law. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise.

No written consent of stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Super-Majority Vote For Certain Amendments. Our amended and restated certificate of incorporation provides that, notwithstanding any other provisions of our certificate of incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of our capital stock required by law or by our certificate of incorporation, or any certificate of designation with respect to a series of our preferred stock, any amendment or repeal of the provision that stockholders may not act by written consent in lieu of a meeting as described above shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

Rule 144

In general, under Rule 144 under the Securities Act ("Rule 144") as currently in effect, once we have been subject to public company reporting requirements under the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

- 1% of the number of shares of Class A common stock then outstanding, which will equal approximately 93,542 shares immediately after this offering, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; or

- the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days to sell such shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A common stock reserved for issuance under the 2019 Equity Incentive Plan, which we intend to adopt in connection with this offering. We expect to file this registration statement as soon as practicable after this offering and adoption of the 2019 Equity Incentive Plan. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to any applicable vesting provisions and the Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we and our executive officers and directors and certain other stockholders (whose Common Units will be redeemable for shares of Class A common stock representing 100% of our pre-offering shares on a fully-diluted basis) will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, with limited exceptions, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for shares of Class A common stock without the prior written consent of Cowen and Company, LLC and Canaccord Genuity LLC, as representatives of the underwriters.

UNDERWRITING

We, the selling stockholders and the representatives of the underwriters for the offering named below have entered into an underwriting agreement with respect to the Class A common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholders the number of shares of our Class A common stock set forth opposite its name below. Cowen and Company, LLC and Canaccord Genuity LLC are the representatives of the underwriters.

Underwriter	Number of Shares of Class A Common Stock
Cowen and Company, LLC	
Canaccord Genuity LLC	
Ladenburg Thalmann & Co. Inc.	
Roth Capital Partners, LLC	
Northland Securities, Inc.	
Total	5,333,333

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class A common stock sold under the underwriting agreement if any of these shares of Class A common stock are purchased, other than those shares of Class A common stock covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares of Class A Common Stock.   The selling stockholders have granted to the underwriters an option to purchase up to 800,000 additional shares of Class A common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of Class A common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares of Class A common stock from the selling stockholders in approximately the same proportion as shown in the table above.

Directed share program.   At our request, the underwriters have reserved for sale at the public offering price up to 5% of the shares of Class A common stock for sale to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors, who have expressed an interest in purchasing shares in this offering. The sales will be made by Empire Asset Management Co. as the directed share program administrator. If purchased by persons who are not officers or directors, the shares will not be subject to a lock-up restriction. If purchased by any officer or director, the shares will be subject to a 180-day lock-up restriction. The underwriters will receive the same underwriting discount on any shares purchased by these persons as they will on any other shares sold to the public in this offering. The number of shares of Class A common stock available for sale to the general public in this offering, referred to as the general public shares, will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Likewise, to the extent demand by these persons exceeds the number of directed shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Discounts and Commissions.   The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $3.5 million and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $100,000.

		Total	
	Per Share	Without Over Allotment	With Over Allotment
Public offering price			
Underwriting discounts and commissions			
Proceeds, before expenses, to Company.			
Proceeds, to selling stockholders			

The underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of Class A common stock to securities dealers at the public offering price less a concession not in excess of $ per share. If all of the shares of Class A common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.   The underwriters do not intend to confirm sales of the shares of Class A common stock to any accounts over which they have discretionary authority.

Market Information.   Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•   the history of, and prospects for, our company and the industry in which we compete;

•   our past and present financial information;

•   an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•   the present state of our development;

•   the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of Class A common stock may not develop. It is also possible that after the offering the shares of Class A common stock will not trade in the public market at or above the initial public offering price.

We have applied for the quotation of our Class A common stock on Nasdaq under the symbol "GNLN".

Stabilization.   In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•   Stabilizing transactions permit bids to purchase shares of Class A common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

•   Overallotment transactions involve sales by the underwriters of shares of Class A common stock in excess of the number of shares of Class A common stock the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of Class A common stock over-allotted by the underwriters is not greater than the number of shares of Class A common stock that they may purchase

Other Relationships.   The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, Cowen and Company, LLC and Canaccord Genuity LLC or their respective affiliates acted as joint placement agents in connection with issuance and sale of the Convertible Notes, for which they received customary fees. In addition, certain of the underwriters and/or their respective affiliates may hold some of the Convertible Notes. Upon the closing of this offering and the automatic share settlement of the Convertible Notes, assuming an offering price per share of the Class A common stock of $15.00, the midpoint of the price range set forth on the cover page of this prospectus, Cowen and Company, LLC and/or its affiliates will own approximately 2.7% of our total outstanding Class A common stock.

5,333,333 Shares



Greenlane Holdings, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Cowen	**Canaccord Genuity**

Ladenburg Thalmann   **Roth Capital Partners**   **Northland Capital Markets**

, 2019

Until   , 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution*

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee:

SEC registration fee	$ 11,151
Nasdaq listing fee	25,000
FINRA filing fee	14,300
Printing expenses	49,000
Legal fees and expenses	2,325,000
Accounting fees and expenses	824,000
Transfer agent and registrar fees	2,500
Miscellaneous	226,049
Total	$ 3,477,000

Item 14. *Indemnification of Directors and Officers*

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant's bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant's amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

The registrant expects to enter into customary indemnification agreements with its executive officers and directors that provide them, in general, with customary indemnification in connection with their service to the registrant or on the registrant's behalf.

Item 15. *Recent Sales of Unregistered Securities*

On May 2, 2018, the registrant issued 200 shares of common stock, par value $0.01 per share, which will be redeemed upon the completion of this offering. Each of two officers of the registrant received 100 shares of common stock in exchange for $0.01 each. The issuances were exempt from registration under Section 4(a)(2) of the Securities Act, on the basis that the transactions did not involve a public offering.

In December 2018 and January 2019, Greenlane Holdings, LLC, a subsidiary of the registrant, sold and issued $48.25 million aggregate principal amount of convertible promissory notes (the "Convertible Notes") in a private placement transaction that was exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act. The Convertible Notes do not accrue interest and will automatically settle into shares of our Class A common stock in connection with the closing of this offering at a settlement price equal to 80% of the initial public offering price per share set forth on the cover page of the prospectus forming a part of this registration statement.

Additionally, in connection with the Transactions described under "The Transactions" in the accompanying prospectus, the registrant will issue an aggregate of 6,023,128 shares of its Class B common stock to the Non-Founder Members and 79,868,118 shares of its Class C common stock to the Founder Members. The shares of Class B common stock and the shares of Class C common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, on the basis that the transactions will not involve a public offering. No underwriters will be involved in the transactions.

Item 16. *Exhibits and Financial Statement Schedules*

(a)   *Exhibits*.   The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Greenlane Holdings, Inc.
3.2*	Form of Second Amended and Restated Bylaws of Greenlane Holdings, Inc.
4.1	Form of Stock Certificate.
4.2*	Form of Convertible Promissory Note.
5.1	Opinion of Pryor Cashman LLP as to the validity of securities being offered.
10.1*	Form of Reorganization Agreement among Greenlane Holdings, Inc., Greenlane Holdings, LLC and the Members listed on the signature pages thereto.
10.2*	Form of Registration Rights Agreement between Greenlane Holdings, Inc. and the Members of Greenlane Holdings, LLC.
10.3*	Form of Third Amended and Restated Greenlane Holdings, LLC Operating Agreement.
10.4*	Form of Tax Receivable Agreement between Greenlane Holdings, Inc. and the Members of Greenlane Holdings, LLC.
10.5*	Form of Indemnification Agreement.
10.6*	Credit Agreement, dated as of October 4, 2017, by and between Jacoby & Co. Inc. and Fifth Third Bank.
10.7*	Omnibus Amendment No.1 to Credit Agreement, Guarantees, and Security Agreements, dated as of August 23, 2018, by and among Greenlane Holdings, LLC, Jacoby & Co. Inc., the other Borrower Parties listed on the signature page thereto and Fifth Third Bank.
10.8*	Amended and Restated Credit Agreement, dated as of October 1, 2018, by and among 1095 Broken Sound Pkwy LLC, Greenlane Holdings, LLC and Fifth Third Bank.
10.9*	Greenlane Holdings, Inc. 2019 Equity Incentive Plan.
10.10*	Contribution Agreement, dated as of February 20, 2018, by and among Greenlane Holdings, LLC (f/k/a Jacoby Holdings LLC), the Sellers named therein and Better Life Products, Inc., as Seller Representative.
10.11*	Employment Agreement with Aaron LoCascio.
10.12*	Employment Agreement with Adam Schoenfeld.
10.13*	Employment Agreement with Sasha Kadey.
10.14*	Employment Agreement with Jay Scheiner.

Exhibit Number	Description
10.15*	Employment Agreement with Ethan Rudin.
10.16*	Assignment and Assumption Agreement, dated as of November 5, 2018, by and between Jacoby & Co. Inc. and Warehouse Goods LLC, relating to Employment Agreement with Aaron LoCascio.
10.17*	Assignment and Assumption Agreement, dated as of November 5, 2018, by and between Jacoby & Co. Inc. and Warehouse Goods LLC, relating to Employment Agreement with Adam Schoenfeld.
10.18*	Contribution Agreement, dated as of January 4, 2019, by and among Greenlane Holdings, LLC, Pollen Gear Holdings LLC and Pollen Gear LLC.
10.19*	Form of Stock Option Agreement.
10.20*	Form of Restricted Stock Agreement.
21.1*	List of subsidiaries of Greenlane Holdings, Inc.
23.1	Consent of BDO USA, LLP.
23.2	Consent of Squar Milner LLP.
23.3	Consent of Pryor Cashman LLP (included in Exhibit 5.1 to this Registration Statement).
23.4*	Consent of Neil Closner, Director Nominee.
23.5*	Consent of Richard Taney, Director Nominee.
23.6*	Consent of Jeff Uttz, Director Nominee.
24.1	Powers of Attorney (included in signature page).

---

*   Previously filed.

(b)   *Financial Statement Schedules.*   All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

Item 17. *Undertakings*

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.